As filed with the Securities and Exchange Commission on June 27, 2008
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
UNDER SCHEDULE B
OF
THE SECURITIES ACT OF 1933

Corporación Andina de Fomento
(Name of Registrant)

Name and Address of Authorized Agent in the United States:
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711

Copies to:

Robert S. Risoleo, Esq.	Hugo Sarmiento
Sullivan & Cromwell LLP	Chief Financial Officer
1701 Pennsylvania Avenue, N.W.	Corporación Andina de Fomento
Washington, D.C. 20006	Torre CAF
United States of America	Avenida Luis Roche, Altamira
Caracas, Venezuela

     Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.
     The securities being registered pursuant to this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of Securities to be Registered	Aggregate Offering Price	Registration Fee(2)
Debt Securities	(1)	—
Guarantees	(1)	—
Total	$250,000,000(3)	$9,825

(1)	The securities registered hereunder and under the additional registration statement noted in note (2) below shall not have an aggregate offering price which exceeds $1,000,000,000 in United States dollars or the equivalent in any other currency.

(2)	Pursuant to Rule 429(b), the prospectus filed as part of this Registration Statement also relates to the remaining unsold $500,000,000 principal amount of securities registered on the Registrant’s previously filed Registration Statement under Schedule B (File No. 333-148354), originally filed on December 27, 2007, and the remaining unsold $250,000,000 principal amount of securities registered on the Registrant’s previously filed Registration Statement under Schedule B (File No. 333-123224), originally filed on March 9, 2005. The Registrant paid filing fees of $59,600 with respect to those previously registered securities.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell and does not seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION.
PRELIMINARY PROSPECTUS DATED JUNE 27, 2008.
$1,000,000,000
Corporación Andina de Fomento
Debt Securities
Guarantees

     We may from time to time offer up to $1,000,000,000 (or its equivalent in other currencies) aggregate principal amount of the securities described in this prospectus. The securities may be debentures, notes, guarantees or other unsecured evidences of indebtedness. In the case of debt securities sold at an original issue discount, we may issue a higher principal amount up to an initial public offering price of $1,000,000,000 (or its equivalent).
     We may offer the securities from time to time as separate issues. In connection with any offering, we will provide a prospectus supplement describing the amounts, prices, maturities, rates and other terms of the securities we are offering in each issue.
     We may sell the securities directly to or through underwriters, and may also sell securities directly to other purchasers or through agents.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated           , 2008

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, which we refer to as the Securities Act, using a “shelf” registration process. Under the shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.
     This prospectus provides you with a general description of our business and of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement before purchasing our securities. If the information in the prospectus supplement differs from the information in this prospectus or in the registration statement, you should rely on the information in the prospectus supplement.
     The registration statement, any post-effective amendment to the registration statement and their various exhibits contain additional information about Corporación Andina de Fomento (“CAF”), the securities we may issue and other matters. All of these documents may be inspected at the offices of the Securities and Exchange Commission.
     You should rely only on the information in this prospectus or in other documents to which we have referred you in making your investment decision. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date specified on the cover of this document.

     Except as otherwise specified, all amounts in this prospectus are expressed in United States dollars (“dollars,” “$,” “US$” or “U.S. dollars”).
     Certain amounts that appear in this prospectus may not sum because of rounding adjustments.

FORWARD-LOOKING INFORMATION
     This prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Securities Exchange Act. Statements that are not historical facts are statements about our beliefs and expectations and may include forward-looking statements. These statements are identified by words such as “believe”, “expect”, “anticipate”, “should” and words of similar meaning. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this prospectus, such as the effects of economic or political turmoil in one or more of our member countries.

CORPORACIÓN ANDINA DE FOMENTO
     CAF was established in 1968 pursuant to the Agreement establishing the Corporación Andina de Fomento (the “Constitutive Agreement”), an international treaty, to foster and promote economic development within the Andean region. CAF is a multilateral financial institution, the principal shareholders of which are the contracting parties to the Constitutive Agreement — the Republics of Bolivia, Colombia, Ecuador, Peru and the Bolivarian Republic of Venezuela, each of which we refer to in this prospectus as a regional shareholder country and which we refer to collectively in this prospectus as the regional shareholder countries. The regional shareholder countries collectively accounted for 87.5% of the nominal value of the paid-in capital at December 31, 2007. As of that date, our non-regional shareholders included Argentina, Brazil, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Panama, Paraguay, Spain, Trinidad and Tobago, and Uruguay, each of which we refer to in this prospectus as a non-regional shareholder country and which we refer to collectively in this prospectus as the non-regional shareholder countries. Our non-regional shareholder countries collectively accounted for 12.5% of the nominal value of the paid-in capital at December 31, 2007. Our shares are also held by 15 financial institutions based in the regional shareholder countries, which collectively accounted for 0.1% of the nominal value of the paid-in capital at December 31, 2007. CAF commenced operations in 1970. Our headquarters are in Caracas, Venezuela, and we have regional offices in the capital cities of each of the other four regional shareholder countries, Argentina, Brazil and Spain.
     We offer financial and related services to the governments of, and public and private institutions, corporations and joint ventures in, our shareholder countries. Primarily, we provide short, medium and long-term loans and guarantees; to a lesser extent, we also participate as a limited equity investor in corporations and investment funds, and provide technical and financial assistance, as well as administrative services for certain regional funds.
     The Constitutive Agreement generally delegates to our Board of Directors the power to establish and direct our financial, credit and economic policies. Our Board of Directors has adopted a formal statement of our financial and operational policies, the Políticas de Gestión. These operational policies provide our management with guidance as to significant financial and operational issues, and they may not be amended by the Board of Directors in any manner inconsistent with the Constitutive Agreement. In 1996, the Constitutive Agreement was amended to include and further increase certain lending and borrowing limitations previously set forth in these operational policies. See “Operations of CAF — Credit Policies”.
     We raise funds for operations both within and outside our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio.
     Our objective is to support sustainable development and economic integration within the Andean region by helping the regional shareholder countries make their economies diversified, competitive and more responsive to social needs.
LEGAL STATUS OF CAF
     As an international treaty organization, we are a legal entity under public international law. We have our own legal personality, which permits us to enter into contracts, acquire and dispose of property and take legal action. The Constitutive Agreement has been ratified by the legislature in each of the regional shareholder countries. We have been granted the following immunities and privileges in each regional shareholder country:
(1) immunity from expropriation, search, requisition, confiscation, seizure, sequestration, attachment, retention or any other form of forceful seizure by reason of executive or administrative action by any of the regional shareholder countries and immunity from enforcement of judicial proceedings by any party prior to final judgment;
(2) free convertibility and transferability of our assets;
(3) exemption from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes; and
(4) exemption from any restrictions, regulations, controls or moratoria with respect to our property or assets.

     In addition, we have entered into agreements with each of our non-regional shareholder countries, except Chile. Pursuant to these agreements, each country has agreed to extend to us, with respect to our activities in and concerning that country, immunities and privileges similar to those we have been granted in the regional shareholder countries.
USE OF PROCEEDS
     Unless otherwise specified in the accompanying prospectus supplement, we will use the net proceeds of the sale of the securities to fund our lending operations.
CAPITALIZATION AND INDEBTEDNESS
     The following table sets forth our capitalization and indebtedness at March 31, 2008 and does not give effect to any transaction since that date.

At March 31, 2008
(in U.S.$ millions)
Short-term debt(1)	$3,540.3

Long-term debt (maturities over one year)	$5,587.6

Shareholders’ Equity

Capital
Subscribed capital, paid-in and receivable (authorized capital $10.0 billion)(2)	2,177.6
Less: Capital receivable	(71.2)

Paid-in capital	2,106.4
Additional paid-in capital	169.1

Total Capital	2,275.4

Reserves
Mandatory reserve	327.6
General reserve	1,458.2

Total reserves	1,785.8

Retained earnings	150.0

Total shareholders’ equity	4,211.2

Total long-term debt and shareholders’ equity	$9,798.8

(1)	Includes deposits, commercial paper, advances and short-term borrowings, the current portion of bonds, borrowings and other obligations, accrued interest and commissions payable.

(2)	In addition to subscribed capital shown in the table, CAF’s subscribed capital included callable capital of $1.1 billion at March 31, 2008.

CAPITAL STRUCTURE
General
     On March 25, 2008, we increased our authorized capital from $5.0 billion to $10.0 billion, of which $6.5 billion will be paid-in capital and $3.5 billion will be callable capital.
     Our shares are divided into Series “A” shares, Series “B” shares and Series “C” shares.
     Series “A” shares may be owned only by regional shareholder countries. Each regional shareholder country owns one Series “A” share, which is held by the government, either directly or through a government-designated social or public purpose institution. Each of the five regional shareholder countries owning Series “A” shares is entitled to elect one director and one alternate director to our Board of Directors.
     Series “B” shares are also owned by regional shareholder countries and are held by the governments either directly or through designated governmental entities, except for certain Series “B” shares, constituting 0.1% of our outstanding shares, which are owned by 15 private sector financial institutions in the regional shareholder countries. We offered and sold Series “B” shares to private sector financial institutions in 1989 in order to obtain the benefit of their views in the deliberations of our Board of Directors. The five regional shareholder countries owning Series “B” shares are entitled to elect a total of five additional directors and five alternate directors through cumulative voting, and the 15 private sector owners of Series “B” shares separately are entitled to elect one director and one alternate director.
     Series “C” shares are currently owned by 12 countries that are non-regional shareholder countries: Argentina, Brazil, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Panama, Paraguay, Spain, Trinidad and Tobago and Uruguay. We make available Series “C” shares for subscription by countries outside the Andean region in order to strengthen links between these countries and the regional shareholder countries. Ownership of our Series “C” shares by countries outside the Andean region makes entities in these countries that deal with entities in regional shareholder countries eligible to receive loans from us with respect to these dealings. At December 31, 2007, holders of Series “C” shares collectively were entitled to elect two directors and two alternate directors. Our Board of Directors is comprised of 13 directors.
     Under the Constitutive Agreement, Series “A” shares may be held by or transferred only to governments or government-designated social or public purpose institutions. Series “B” shares also may be held by or transferred to such entities and, in addition, may be held by or transferred to private corporations or individuals, except that no more than 49% of the Series “B” shares within any country may be held by private shareholders. Series “C” shares may be held by or transferred to public or private entities outside the regional shareholder countries. Unless a member withdraws, shares may be transferred only to entities in the same country.
     On June 6, 2005, at a shareholders’ extraordinary general meeting, our shareholders adopted a resolution recommending to the regional shareholder countries an amendment to the Constitutive Agreement that would (i) allow, under certain circumstances, Latin American and Caribbean countries, including those that are currently non-regional shareholder countries, to own Series “A” shares and (ii) expand our formal purpose to include supporting sustainable development and economic integration within all of Latin America, as opposed to within only the Andean region. To become effective, the amendment must be ratified by the legislature of, or the appropriate competent governmental body in, all of the five regional shareholder countries. Although four of the five regional shareholder countries have ratified the amendment, there can be no assurance that the legislature of or competent governmental body in the remaining regional shareholder country will ratify the amendment.
Paid-in Capital and Capital Receivable
     At December 31, 2007, CAF’s subscribed paid-in and receivable capital was $2.0 billion, of which $2.0 billion was paid-in capital and $30.5 million was capital receivable in installments. Over the years, we have had several increases of subscribed capital. Our most recent capital increases occurred in 2001, 2002, 2003, 2004, 2005 and 2007.

     In 2001, Uruguay subscribed to paid-in capital of $5.0 million, which was paid in full in January 2004. Also in 2001, Argentina subscribed to paid-in capital of $25.0 million, which was paid in full in 2005.
     In 2002, the regional shareholder countries subscribed to a paid-in capital increase of $250.0 million. Some countries will pay in four annual installments and others in five or six annual installments. Also in 2002, Spain subscribed to paid-in capital of $100.0 million, which it has paid in full. Spain also subscribed to callable capital of $200.0 million. In addition, Uruguay subscribed to an additional $15.0 million of paid-in capital, which was paid in full in December 2006. Finally, that year, Costa Rica paid in full its subscribed capital of $20.0 million.
     In 2003, Brazil subscribed to an additional capital contribution of $50.0 million, which was paid in full in 2005.
     In 2004, Uruguay subscribed to an additional capital contribution of $20.0 million, of which it has paid $3.0 million with the balance to be paid in three semi-annual installments, ending in December 2008. Also, in 2004, the Dominican Republic entered into an agreement to purchase Series “C” shares for a total capital contribution of $50.0 million, of which it has paid $25.0 million with the balance to be paid in two equal installments ending in June 2009.
     In 2005, Argentina subscribed to a paid-in capital increase of $75.0 million, of which it has paid $2.0 million in 2005, $24.3 million in 2006 and $24.3 million in May, 2007; the balance of $24.3 million was paid in full in February 2008. Also in 2005, Panama subscribed to an additional capital contribution of $10.0 million, of which it has paid $6.0 million. The balance is payable in annual installments of $2.0 million each, the last of which will be paid in 2009.
     On October 5, 2007, the Republic of Argentina entered into an agreement to subscribe to an additional $543.0 million in Series “C” shares, such agreement to take effect upon notification by Argentina that certain internal legal requirements have been satisfied. Argentina has formally expressed its intention to become a contracting party to the Constitutive Agreement. Subject to the satisfaction of certain conditions precedent, including ratification of the amendment to the Constitutive Agreement by the legislature of, or the appropriate competent governmental body in, all of the five regional shareholder countries to allow the issuance of Series “A” shares to countries other than the regional shareholder countries, the subscription agreement contemplates the issuance of one Series “A” share to Argentina.
     On November 9, 2007, the Republic of Chile subscribed to an additional $50.0 million in Series “C” shares, which it has paid in full.
     On December 18, 2007, Uruguay entered into an agreement to subscribe to an additional $137.0 million in Series “C” shares, which agreement took effect thirty days following its execution. Uruguay has formally expressed its intention to become a contracting party to the Constitutive Agreement. Subject to the satisfaction of certain conditions precedent, including ratification of the amendment to the Constitutive Agreement by the legislature of, or the appropriate competent governmental body in, all of the five regional shareholder countries to allow the issuance of Series “A” shares to countries other than the regional shareholder countries, the subscription agreement contemplates the issuance of one Series “A” share to Uruguay.
     Also on December 18, 2007, Brazil entered into an agreement to subscribe to an additional $467.0 million in Series “C” shares, such agreement to take effect upon formal ratification by the Federative Republic of Brazil. Brazil has formally expressed its intention to become a contracting party to the Constitutive Agreement. Subject to the satisfaction of certain conditions precedent, including ratification of the amendment to the Constitutive Agreement by the legislature of, or the appropriate competent governmental body in, all of the five regional shareholder countries to allow the issuance of Series “A” shares to countries other than the regional shareholder countries, the subscription agreement contemplates the issuance of one Series “A” share to Brazil.
     Since 1990, capital contributions to CAF have included a premium (valor patrimonial) paid on each share purchased. This premium is in addition to the nominal $5,000 per share value established by CAF’s by-laws. The premium is determined at the beginning of each subscription and applies to all payments under that subscription.

     As of December 31, 2007, all of the regional shareholder countries were current in their capital payments. The following table sets out the nominal value of our subscribed paid-in capital and capital receivable as of December 31, 2007:

Shareholders	Paid-in Capital	Capital Receivable
	(in U.S.$ thousands)
Series “A” Shares:
Bolivia	$1,200	$—
Colombia	1,200	—
Ecuador	1,200	—
Peru	1,200	—
Venezuela	1,200	—

Series “B” Shares:
Bolivia	135,745	3,110
Colombia	492,365	—
Ecuador	139,875	—
Peru	494,195	—
Venezuela	494,185	—
Private sector financial institutions	1,365	—

Series “C” Shares:
Argentina	35,935	10,270
Brazil	62,600	0
Chile	20,560	0
Costa Rica	12,210	0
Dominican Republic	11,285	11,015
Jamaica	680	0
Mexico	17,495	0
Panama	8,730	2,530
Paraguay	6,780	0
Spain	57,930	0
Trinidad and Tobago	770	0
Uruguay	16,045	3,525

Total	$2,014,750	$30,450

Reserves
     Article 42 of the Constitutive Agreement requires that at least 10% of our net income in each year be allocated to a mandatory reserve until that reserve amounts to 50% of subscribed capital. The mandatory reserve can be used only to offset losses. We also maintain a general reserve to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is not available or is impractical. The general reserve is invested in short-term securities and certificates of deposit that are easily convertible into cash. The mandatory reserve is an accounting reserve.
     At December 31, 2007, our reserves totaled $1.5 billion. At such date, the mandatory reserve amounted to $287.5 million, or 9.1% of subscribed capital, and the general reserve amounted to $1.2 billion.
Callable Capital
     In addition to our subscribed paid-in and receivable capital, our shareholders have subscribed to callable capital totaling $1.1 billion at December 31, 2007. Our callable capital may be called by the Board of Directors to meet our obligations only to the extent that we are unable to meet such obligations with our own resources.
     The Constitutive Agreement provides that the obligation of shareholders to pay for the shares of callable capital, upon demand by the Board of Directors, continues until such callable capital is paid in full. Thus, we consider members’ obligations to pay for callable capital subscriptions to be binding obligations backed by the full faith and credit of the respective member governments. If the callable capital were to be called, the Constitutive Agreement requires that the call be prorated among shareholders in proportion to their shareholdings.

SELECTED FINANCIAL INFORMATION
     The following selected financial information as of and for the years ended December 31, 2007, 2006 and 2005 has been derived from our financial statements for those periods, which have been audited by KPMG, independent accountants. Our method of accounting conforms to U.S. Generally Accepted Accounting Principles (GAAP). The selected financial information as of and for the three-month periods ended March 31, 2008 and March 31, 2007 has been derived from our unaudited interim financial information and includes adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position at such dates and our results of operations for such periods. The results of the three-month period ended March 31, 2008 are not necessarily indicative of results to be expected for the full year 2008. The selected financial information should be read in conjunction with our audited financial statements and notes thereto, our unaudited interim financial information and the notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2006	2005	2008	2007
	(in U.S. $ thousands, except ratios)
Income Statement Data
Interest income	$823,413	$735,506	$547,572	$200,198	$202,491
Interest expense	(413,929)	(364,073)	(255,585)	(96,360)	(96,321)

Net interest income	409,484	371,433	291,987	103,838	106,170
Provision (credit) for loan losses	(23,133)	19,000	(14,500)	(54,373)	13,000

Net interest income after provision (credit)	432,617	352,433	306,487	158,211	93,170
Non-interest income	31,768	14,987	20,893	2,639	1,879
Non-interest expenses	(63,586)	(46,767)	(44,142)	(10,842)	(20,937)

Net income	$400,799	$320,653	$283,238	$150,008	$74,112

Balance Sheet Data (end of period)
Current assets (net of allowance)	$4,811,311	$3,367,055		$5,278,330
Non-current assets	7,785,876	7,072,438		8,060,726

Total assets	$12,597,187	$10,439,493		$13,339,056

Current liabilities	$3,290,578	$2,303,758		$3,540,299
Long-term liabilities	5,179,300	4,443,008		5,587,557

Total liabilities	8,469,878	6,746,766		9,127,856
Total shareholders’ equity	4,127,309	3,692,727		4,211,200

Total liabilities and shareholders’ equity	$12,597,187	$10,439,493		$13,339,056

Loan Portfolio and Equity Investments
Total loans	$9,547,987	$8,097,472	$7,346,978	$9,262,684	$8,572,564
Allowance for loan losses	168,257	188,608	161,629	115,730	203,762
Equity investments	74,317	93,426	114,646	73,531	91,657

Selected Financial Ratios
Return on average total shareholders’ equity(1)	10.5%	9.4%	9.6%	14.2%	8.1%
Return on average paid-in capital(2)	20.4%	18.0%	17.7%	29.4%	15.1%
Return on average assets(3)	3.6%	3.3%	3.0%	4.6%	2.7%
Administrative expenses divided by average assets*	0.5%	0.5%	0.5%	0.3%	0.4%
Overdue loan principal as a percentage of loan portfolio (excluding non-accrual loans)	0.00%	0.00%	0.00%	0.00%	0.00%
Non-accrual loans as a percentage of loan portfolio	0.00%	0.00%	0.02%	0.00%	0.00%
Allowance for losses as a percentage of loan portfolio	1.8%	2.3%	2.2%	1.2%	2.4%

(1)	Net income divided by average total shareholders’ equity.*

(2)	Net income divided by average subscribed and paid-in capital.*

(3)	Net income divided by average total assets.*

*	For the three month periods, the amounts have been annualized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion should be read in conjunction with our audited financial statements and notes thereto beginning on page F-5 and the unaudited interim financial information and notes thereto beginning on page F-31 of this prospectus.
Summary of Results
     During the three years ended December 31, 2007, our net income increased at a compound average annual rate of approximately 18.96%. Our net income for the year ended December 31, 2007 was $400.8 million, representing an increase of $80.2 million, or 25.0%, over net income for 2006. This increase resulted principally from a credit to loan-loss provisions of $75.7 million due to an improvement in the credit rating of one of our main shareholders as well as gains arising from the sale of investments in funds. For the year ended December 31, 2006, our net income was $320.7 million, representing an increase of $37.4 million, or 13.2%, over net income of $283.2 million for 2005. This increase resulted principally from an increase in interest rates and growth in our interest-earning assets.
     Our net income for the three-month period ended March 31, 2008 was $150.0 million, representing an increase of $75.9 million, or 102.4%, compared to net income of $74.1 million for the corresponding period in 2007. This increase resulted principally from a reversal in the allowance for loan losses caused by improvements in the risk profile of our portfolio.
     The percentage increase in real GDP during 2007 compared to 2006 for each of the regional shareholder countries was as follows: Bolivia, 4.2; Colombia, 7.5; Ecuador, 1.6; Peru, 9.0; and Venezuela, 8.4.
     Management anticipates that our loan portfolio will continue to grow as a result of our strategy to expand our shareholder base, both by issuing shares to new shareholder countries and by additional capital subscriptions by existing shareholder countries, which may result in increased loan demand for projects in such countries.
Critical Accounting Policies
     General
     Our financial statements and reported results are based on U.S. GAAP, which requires us in some cases to use estimates and assumptions that may affect our reported results and disclosures. We describe our significant accounting policies in Note 1 (“Significant Accounting Policies”) to our audited financial statements. We believe that some of the more significant accounting policies we use to present our financial results, discussed below, involve the use of accounting estimates that we consider to be critical because: (1) they require significant management judgment and assumptions about matters that are complex and inherently uncertain; and (2) the use of a different estimate or a change in estimate could have a material impact on our reported results of operations or financial condition. Specifically, the estimates we use to determine the adequacy of the allowance for loan losses are critical accounting estimates.
     Allowance for Loan Losses
     We maintain an allowance for losses on our loan portfolio at levels that management believes to be adequate but not excessive to absorb probable losses inherent in the portfolio at the balance sheet date. In general, the evaluation for allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The use of different estimates or assumptions as well as changes in external factors could produce materially higher or lower net income for the period in which the estimate is made. Although we expect that our loans will ultimately be repaid, amounts may not be repaid on their original terms. As a result, we can suffer losses resulting from the difference between the discounted present value of expected payments for interest and charges according to the related contractual terms and the actual cash flow.

     In particular, the general allowance for loan losses is established by us based on the individual risk rating for the long-term foreign currency debt of the borrower countries, which is assigned by the international risk rating agencies as of the date of preparation of the financial statements. This country risk rating considers a default probability. In the case of the sovereign loan portfolio, a factor of preferred creditor status is also considered.
Income Statement
     Interest Income
     Three Months Ended March 31, 2008 and 2007. For the three-month period ended March 31, 2008, our interest income was $200.2 million, representing a decrease of $2.3 million, or 1.1%, compared to interest income of $202.5 million for the corresponding period in 2007. This decrease resulted principally from a decrease in interest rates.
     2007, 2006 and 2005. For the year ended December 31, 2007, our interest income was $823.4 million, representing an increase of $87.9 million, or 12.0%, over interest income of $735.5 million for the year ended December 31, 2006. This increase resulted principally from an increase in our interest-earning assets. Interest income for the year ended December 31, 2006 represented an increase of $187.9 million, or 34.3%, over our interest income of $547.6 million for the year ended December 31, 2005. This increase resulted principally from an increase in interest rates.
     Interest Expense
     Three Months Ended March 31, 2008 and 2007. For the three-month period ended March 31, 2008, our interest expense was $96.4 million, representing a slight increase of $0.1 million, or 0.1%, over interest expense of $96.3 million for the corresponding period in 2007. This result was principally due to a decrease in interest rates as well as an increase in liabilities to fulfill higher funding requirements caused by the increase in the loan portfolio.
     2007, 2006 and 2005. For the year ended December 31, 2007, our interest expense was $413.9 million, representing an increase of $49.9 million, or 13.7%, over interest expense of $364.1 million for the year ended December 31, 2006. This growth resulted primarily from an increase in financial liabilities. Interest expense for the year ended December 31, 2006 represented an increase of $108.5 million, or 42.4%, from our interest expense of $255.6 million for the year ended December 31, 2005. This increase resulted primarily from an increase in interest rates.
     Net Interest Income
     Three Months Ended March 31, 2008 and 2007. For the three-month period ended March 31, 2008, our net interest income was $103.8 million, representing a decrease of $2.3 million, or 2.2%, compared to net interest income of $106.2 million for the corresponding period in 2007. Our net interest income margin decreased to 3.4% for the three-month period ended March 31, 2008, as compared to 4.2% for the corresponding period in 2007, principally as a result of a decrease in interest rates.
     2007, 2006 and 2005. For the year ended December 31, 2007, our net interest income was $409.5 million, representing an increase of $38.1 million, or 10.2%, over net interest income of $371.4 million for the year ended December 31, 2006, which, in turn, represented an increase of $79.4 million, or 27.2%, over CAF’s net interest income of $292.0 million for the year ended December 31, 2005. Our net interest income margin was 4.1% in 2007, compared to 4.1% in 2006 and 3.4% in 2005.
     Provision for Loan Losses
     Three Months Ended March 31, 2008 and 2007. For the three-month period ended March 31, 2008, we recorded a credit for loan losses of $54.4 million, compared to a provision for loan losses of $13.0 million for the same period in 2007. Changes in the provision for loan losses were mainly due to changes in the credit ratings of our shareholder countries. The allowance for loan losses as a percentage of the loan portfolio was 1.2% for the first three months of 2008, compared to 2.4% for the same period in 2007.

     2007, 2006 and 2005. For the year ended December 31, 2007, our credit for loan losses was $23.1 million compared to a provision for loan losses of $19.0 million for the year ended December 31, 2006 and a credit for loan losses of $14.5 million for the year ended December 31, 2005. The allowance for loan losses as a percentage of the loan portfolio was 1.8% for 2007, 2.3% for 2006 and 2.2% for 2005.
     The credits and provisions in the periods described above reflect management’s estimates for both general and specific provisions. The specific provision is related to loans that have been adversely classified. The calculation of the amount set aside as the general provision is based on the sovereign ratings of the shareholder countries and their related probabilities of default, as provided by the major rating agencies, adjusted to take into account our privileges and immunities within the Andean region. The specific provision is calculated according to FAS 114 and 118 guidelines.
     Non-Interest Income
     Our non-interest income consists principally of commissions, dividends and equity in earnings of investments and other income.
     Three Months Ended March 31, 2008 and 2007.  For the three-month period ended March 31, 2008, our non-interest income was $2.6 million, representing an increase of $0.8 million, or 40.5%, over non-interest income of $1.9 million for the corresponding period in 2007. This increase resulted principally from ineffectiveness arising from fair value hedges.
     2007, 2006 and 2005. For the year ended December 31, 2007, our total non-interest income was $31.8 million, representing an increase of $16.8 million, or 111.9%, over total non-interest income of $15.0 million for the year ended December 31, 2006, which in turn represented a decrease of $5.9 million, or 28.3%, compared to total non-interest income of $20.9 million for the year ended December 31, 2005. The increase in CAF’s total non-interest income in 2007 over 2006 resulted principally from a greater amount of dividends from equity investments, and the decrease in 2006 over 2005 resulted principally from variations in the fair value of our equity investments.
     Non-Interest Expenses
     Our non-interest expenses consist principally of administrative expenses, representing more than 80.5% of total non-interest expenses in 2007.
     Three Months Ended March 31, 2008 and 2007. For the three-month period ended March 31, 2008, our non-interest expenses totaled $10.8 million, representing a decrease of $10.1 million, or 48.2%, compared to non-interest expenses of $20.9 million for the corresponding period in 2007. More than 99% of non-interest expenses was comprised of administrative expenses, which remained at a similar level for the three-month period ended March 31, 2008 compared to the corresponding period in 2007. From March 31, 2007 to March 31, 2008, our general and administrative expenses as a percentage of our total average assets were 0.33%, which represents a decrease against the 0.43% for the same period between 2006 and 2007.
     2007, 2006 and 2005. For the year ended December 31, 2007, our total non-interest expenses were $63.6 million, representing an increase of $16.8 million, or 36.0%, over total non-interest expenses of $46.8 million for the year ended December 31, 2006, which in turn represented an increase of $2.6 million, or 5.9%, over total non-interest expenses of $44.1 million for the year ended December 31, 2005. The increase in 2007 resulted principally from an increase in ineffectiveness arising from fair value hedges.
     For the year ended December 31, 2007, administrative expenses were $51.2 million, or 0.46% of our total average assets, representing an increase of $4.8 million over administrative expenses for the year ended December 31, 2006. For the year ended December 31, 2006, administrative expenses were $46.4 million, or 0.48% of total average assets, representing an increase of $3.7 million over administrative expenses of $42.6 million for the year ended December 31, 2005. These movements resulted largely from the impact of local currency expenses in Venezuela. Nevertheless, from December 31, 2005 to December 31, 2007, our general and administrative expenses have remained stable as a percentage of its total average assets.

     Equity investments which do not have readily determinable fair values in which we have a participation of less than 20% of the investee’s equity are required to be recorded at cost according to U.S. GAAP. Also, management is required to assess the value of these investments and determine whether any value impairment is temporary or other than temporary. Impairment charges must be taken once management has determined that the loss of value is other than temporary. As a result of the analysis of these equity investments, management determined impairment charges as follows: $82 thousand in 2007, $190 thousand in 2006 and $24 thousand in 2005. These impairment charges represented 0.11%, 0.20% and 0.02% of CAF’s equity investments at December 31, 2007, 2006 and 2005, respectively.
     The impairment charges were distributed as follows according to the type of investment:

	2007	2006	2005
	(In U.S.$ thousands)
Single companies	$—	$—	$24
Investment funds	$82	$190	$—

Total	$82	$190	$24

Balance Sheet
     Total Assets and Liabilities
     March 31, 2008. At March 31, 2008, our total assets were $13.3 billion, representing an increase of $0.7 billion, or 5.9%, from total assets of $12.6 billion at December 31, 2007. At March 31, 2008, our total liabilities were $9.1 billion, representing an increase of $0.7 billion, or 7.8%, from total liabilities of $8.5 billion at December 31, 2007. The increase in assets resulted primarily from a corresponding increase in liquid assets and the increase in liabilities resulted from higher funding requirements.
     2007 and 2006. At December 31, 2007, our total assets were $12.6 billion, representing an increase of $2.2 billion, or 20.7%, over total assets of $10.4 billion as of December 31, 2006. The increase in our total assets principally reflected an increase in liquid assets as well as in the loan portfolio. At December 31, 2007, our total liabilities were $8.5 billion, representing an increase of $1.7 million, or 25.5%, over total liabilities of $6.7 billion as of December 31, 2006. The increase in our total liabilities resulted from higher funding requirements.
Asset Quality
     Overdue Loans
     March 31, 2008.  There were no overdue loans at March 31, 2008 or December 31, 2007 (not including non-accrual loans in overdue status).
     2007 and 2006.  There were no overdue loans at December 31, 2007 or December 31, 2006 (not including non-accrual loans in overdue status).
     Non-Accrual Loans
     March 31, 2008.  There were no loans in non-accrual status at March 31, 2008.
     2007 and 2006. There were no loans in non-accrual status at December 31, 2007 or December 31, 2006.
     Restructured Loans
     March 31, 2008. At March 31, 2008, the total principal amount of outstanding restructured loans was $3.3 million, or 0.04% of the total loan portfolio, all of which represented one loan to a private sector borrower in Bolivia. This represented a $0.1 million decrease from the total principal amount of outstanding restructured loans at December 31, 2007, which was $3.4 million, or 0.04% of the total loan portfolio.

     2007 and 2006. At December 31, 2007, the total principal amount of outstanding restructured loans was $3.4 million, or 0.04% of the total loan portfolio. The total amount represented one loan to a private sector borrower in Bolivia. This represented a decrease from the total principal amount of outstanding restructured loans at December 31, 2006, which was $4.6 million, or 0.06% of the total loan portfolio.
     Loan Write-offs and Recoveries
     March 31, 2008. There were no write-offs during the three-month period ended March 31, 2008, and there were no write-offs in the corresponding period of 2007. We booked recoveries for $1.8 million during the three-month period ended March 31, 2008 and $0.4 million during the corresponding period of 2007.
     2007 and 2006. A total of $0.2 million of the principal amount of two loans was written off in 2007, representing a decrease of $0.9 million, or 82.3%, compared to total write-offs of $1.1 million in 2006. We booked recoveries of $3.0 million and $9.0 million during 2007 and 2006, respectively.
     See “Operations of CAF — Asset Quality” for further information regarding our asset quality. See “Operations of CAF — Loan Portfolio” for details regarding the distribution of our loans by country and economic sector.
     Off-Balance Sheet Transactions
     We enter into off-balance sheet arrangements in the normal course of our business to facilitate our business and objectives and reduce our exposure to interest rate and foreign exchange rate fluctuations. These arrangements, which may involve elements of credit and interest rate risk in excess of amounts recognized on our balance sheet, primarily include (1) credit agreements subscribed and pending disbursement, (2) lines and letters of credit for foreign trade and (3) partial credit guarantees of member country obligations. For further discussion of these arrangements, see Note 19 (“Commitments and Contingencies”) to our audited financial statements.
Liquidity
     We seek to ensure adequate liquidity by maintaining liquid assets greater than the higher of:
     (1) 45% of total undisbursed project loan commitments and
     (2) 35% of the sum of our next 12 months’
     (a) estimated debt service, plus
     (b) estimated project loan disbursements.
     On March 17, 2008, we updated our investment policy. Our investment policy requires that at least 80% of our liquid assets be held in the form of investment grade instruments with a rating of A-/A3/A- or better. The remaining portion may be invested in non-investment grade instruments with a minimum rating of B-/Ba3/B-.
     March 31, 2008. At March 31, 2008, our liquid assets consisted of $3.1 billion of cash, time deposits and securities, of which 95.9% was invested in investment grade instruments with a rating of A-/A3/A- or better. At March 31, 2008, 19.0% of our liquid assets was invested in time deposits in financial institutions rated “A-” or better by a U.S. nationally recognized statistical rating organization.

     2007 and 2006. At December 31, 2007, our liquid assets consisted of $2.5 billion of cash, time deposits and securities, of which 91.6% was invested in investment grade instruments with a rating of A-/A3/A- or better; 13.2% of our liquid assets was invested in time deposits in financial institutions “A-” or better by a U.S. nationally recognized statistical rating organization. At December 31, 2006, our liquid assets amounted to $1.9 billion, of which 92.1% was invested in investment grade instruments. Our investment policy emphasizes security and liquidity over yield.
Strategy and Capital Resources
     Our business strategy is to provide financing for projects, trade and investment in the regional shareholder countries. Management expects our assets to grow in the future, which will increase our need for additional funding; likewise, maturing debt obligations will need to be replaced. In addition to scheduled capital increases, management anticipates a need to increase funds raised in the international capital markets and to maintain funding through borrowings from multilateral and other financial institutions. While the substantial majority of our equity will continue to be held by regional shareholder countries, we intend to continue offering equity participation to countries other than the regional shareholder countries through the issuances of Series “C” shares to such countries. See “Capital Structure”.
     We intend to continue our programs to foster sustainable growth within the regional shareholder countries, and to increase our support for the private sector within our markets, either directly or through financial intermediaries. See “Operations of CAF” below.

OPERATIONS OF CAF
     CAF’s purpose is to foster and promote economic development, social development and integration within the regional shareholder countries through the efficient use of financial resources in conjunction with both private sector and public sector entities. To accomplish our objective, we primarily engage in short, medium and long-term loans and guarantees. To a lesser extent, we make limited equity investments in funds and companies, and provide technical and financial assistance, as well as administrative services for certain regional funds.
     CAF also provides lending for projects in non-regional shareholder countries, including but not limited to projects that promote trade or integration with regional shareholder countries.
Business Management of CAF
     Our business management is divided into two broad functions: client relationship management and financial management.
     Client Relationship Management
     Our client relationship management function is conducted by a group of relationship managers and sector and product specialists who are responsible for the development, structuring, appraisal and implementation of our lending activities. Clients are identified through direct contact, referrals from our representative offices and referrals from third parties such as shareholders, multilateral institutions, international financial institutions and other clients.
     Our client relationship management function is currently fulfilled by the following five departments, each headed by a Vice President:
•	Country Programs, which is responsible for our relationships with governments, public sector corporations and financial institutions and for the development of a global approach to business activities in each of the member countries;

•	Infrastructure, which is responsible for the financing of public infrastructure projects and the analysis of public policies within the different development sectors;

•	Corporate Finance and Investment Banking, which is responsible for our relationships with private sector corporations, while simultaneously furnishing advisory services to our clients;

•	Social and Environmental Development, which is responsible for investments in social and environmental areas and in micro, small and medium size enterprises; and

•	Financial Systems, which is responsible for our relationships with financial institutions and regional capital markets, as well as seeking new ways to strengthen the financial systems in the region through effective structures and regulations.
     The client relationship management group is also responsible for reviewing and developing lending policies and procedures and for monitoring the quality of the loan portfolio on an ongoing basis. In these duties, the client management group is assisted by our Credit Administration Office and our Corporate Comptroller Office.
     Financial Management
     Our financial management group is responsible for managing our funded debt, as well as our liquid assets. This group is responsible for developing, structuring, appraising and implementing our borrowing activities. It is also responsible for reviewing and developing policies and procedures for the monitoring of our financial well-being and for the proper management of liquidity. The financial management group is headed by the Vice President of Finance.

     The asset distribution group is a part of the financial management group, and it has two basic responsibilities:
     (1) structuring A/B loan transactions in which we loan a portion of the total amount and other financial institutions loan the remainder; and
     (2) selling loans to international banks interested in increasing their exposure in the regional shareholder countries.
     The staff of our financial management group works in close coordination with our client relationship managers. Our client relationship management group and financial management group are supported by the financial control and budget, human resources, information systems and legal departments.
Loan Portfolio
     We extend medium-term and long-term loans to finance both public sector and private sector projects in the regional shareholder countries, either directly to a project or through a financial intermediary in a regional shareholder country that lends the funds to the appropriate project. To a lesser extent, we also provide loans to finance trade by and among the members of the regional shareholder countries. Loans may be used for any component of a project, subject to exceptions relating to, among other things, the acquisition of land and the payment of taxes. We endeavor to concentrate our lending activities on national and multinational economic development projects, especially those involving electricity, gas and water supply, transport or communications in two or more regional shareholder countries and those that generate foreign exchange.
     We provide credit lines to financial institutions in the regional shareholder countries. The purpose of these credit lines is to enable these institutions to finance projects that fall within our overall objectives, but that are not sufficiently large to justify our being directly involved in the project. The relevant financial institutions are thereby provided with funds that enable them to strengthen their financial resources within parameters previously agreed to with us. Under such multisectoral credit lines, we take the credit risk of the financial intermediary and also have recourse to the underlying borrowers. The financial intermediaries are responsible for repayment of their loans from us regardless of whether the underlying borrower repays the financial intermediary.
     We endeavor to strengthen trade by and among regional shareholder countries and to assist companies in the regional shareholder countries to access world markets. Our trade-financing activities are complementary to those of the export credit agencies of regional shareholder countries because we finance qualifying import or export operations, whereas those agencies generally are limited to providing financing only for goods exported from the respective countries. Through trade-financing, we finance the movement of merchandise. We also provide credit support to trade activities through the confirmation of letters of credit in situations where the issuing local bank would not be perceived as sufficiently creditworthy by financial institutions in the beneficiary’s country.
     In 1997, we began making a portion of our loans through an “A/B” loan program. The “A” portion of the loan is made directly to the borrower by us. Under the “B” portion, banks provide the funding and assume the credit risk. Because we act as the lender of record for the entire loan, commercial banks are exempted from country risk provisions and, therefore, the borrower receives an interest rate that is generally lower than the rate available in the commercial markets. The lower interest rate is a result, among other factors, of the reduced inherent risk resulting from our status as a multilateral financial institution.
     Our loan pricing is typically based on our cost of funds plus a spread to cover operational costs and credit risks. All sovereign-risk loans are made at the same spread for comparable maturities. Generally, our loans are made on a floating interest rate basis. Under certain exceptional circumstances, loans may be made at fixed interest rates, provided that the corresponding funding is obtained at fixed interest rates. We generally charge a loan origination fee equal to 1% of the total loan amount and a commitment fee equal to 0.25% per annum on undisbursed loan balances. Substantially all loans are denominated in U.S. dollars.

     Our policies generally require that loans to public sector entities have the benefit of sovereign guarantees. Exceptions have been made for a few highly-capitalized entities. Loans to private sector entities other than banks generally must have the benefit of bank or other guarantees, or other collateral acceptable to us.
     During the three-year period ended December 31, 2007, our total assets grew at a compound average annual rate of 14.9%, in part reflecting the economic growth in most of the regional shareholder countries. At December 31, 2007, our total assets were $12.6 billion, of which $9.5 billion, or 75.8%, were disbursed and outstanding loans. At December 31, 2007, the “B” loan portion of our “A/B” loan transactions totaled $509.9 million. The tables on loan exposure that follow reflect only the “A” portion of the respective “A/B” loan transactions since we only assume the credit risk of the “A” loan portion. During this three-year period, our lending portfolio grew at a compound average annual rate of 14.0%. Our management expects further loan growth to be funded by additional borrowings and deposits, retained earnings and planned capital increases.
Loans to Public and Private Sector Borrowers
     Our total loan portfolio outstanding, classified by public sector and private sector borrowers, was as follows:

	At December 31,
	2007		2006	2005
	(in U.S. $ millions)
Public Sector	77.7%	7,423.0	6,992.7	6,522.5
Private Sector	22.3%	2,124.9	1,104.7	824.1

	100.0%	9,547.9	8,097.4	7,346.6

Fair value adjustments on hedging activities		0.0	0.0	0.3

Total		9,547.9	8,097.4	7,347.0

     The percentage of our total loan portfolio represented by private sector loans increased between 2005 and 2007 from 11.2% to 22.3%. The general increase reflects our emphasis on lending to financial institutions. Management expects the proportion of public sector and private sector loans during 2008 to remain approximately constant with 2007 levels.

Loans by Borrowing Country
     Our total loan portfolio outstanding, classified on a country-by-country basis, according to the location of the borrower, was as follows:

	At December 31,
	2007		2006	2005
	(in U.S. $ millions)
Bolivia	10.9%	1,040.0	1,024.3	981.6
Colombia	17.1%	1,633.0	1,619.5	1,899.5
Ecuador	22.5%	2,149.4	1,370.8	1,230.5
Peru	18.9%	1,804.9	1,801.7	1,712.3
Venezuela	15.4%	1,469.8	1,723.5	1,134.7
Other(1)	15.2%	1,450.8	557.6	388.0

	100.0%	9,547.9	8,097.4	7,346.6

Fair value adjustments on hedging activities		0.0	0.0	0.3

Total		9,547.9	8,097.4	7,347.0

(1)	Principally loans outside the regional shareholder countries.
Loans Approved and Disbursed by Country
     Our loan approval process is described under “— Credit Policies”. After approval, disbursements of a loan proceed in accordance with the contractual conditions of the loan agreement.
     Set forth below is a table of the amount of loans approved and loans disbursed, classified by country, for each of the years indicated:

	Approved			Disbursed(1)
	2007	2006	2005	2007	2006	2005
	(in U.S.$ millions)
Bolivia	275.3	396.3	523.2	196.6	175.0	198.5
Colombia	1,213.1	1,001.0	1,236.6	968.2	653.5	687.9
Ecuador	1,088.9	1,024.2	815.4	1,416.2	504.0	339.9
Peru	1,179.9	941.4	416.8	1,730.2	483.2	255.0
Venezuela	816.2	841.6	627.1	127.0	845.1	208.4
Other(2)	2,033.6	1,315.8	1,127.3	1,406.0	261.7	170.2

Total	6,607.0	5,520.9	4,746.3	5,844.3	2,922.5	1,859.9

(1)	Includes short-term loans in the amounts of $3,096.7 million, $933.2 million and $478.3 million, respectively, for each of the years in the three-year period ended December 31, 2007.

(2)	Loans outside the regional shareholder countries, of which $1,518.1 million was approved and $879.5 million was disbursed to entities in Brazil in 2007.
     During the three years ended December 31, 2007, the growth rate of loans by country was as follows: Bolivia, 2.9%; Colombia, -7.3%; Ecuador, 32.2%; Peru, 2.5%; and Venezuela, 13.8%. The growth of the loan portfolio during the three-year period reflects increases in loan approvals as a result of the region’s economic growth during the period and our increased share of infrastructure financings in the region.
     Loans to non-regional shareholder countries holding Series “C” shares (as described under “Capital Structure — General”) totaled $1,450.8 million in 2007, compared to $557.6 million and $388.0 million in 2006 and 2005, respectively. To date, our loans in non-regional shareholder countries have primarily been to Brazilian borrowers. Management expects loans to non-regional shareholder countries to increase as a percentage of the total loan portfolio.

     Management anticipates that our loan portfolio will continue to grow as a result of our strategy to expand our shareholder base, both by issuing shares to new shareholder countries and by additional capital subscriptions by existing shareholder countries, which may result in increased loan demand for projects in such countries.
Distribution of Loans by Industry
     At December 31, 2007, our loan portfolio outstanding was distributed by industry as follows:

							Total by	% of
	Bolivia	Colombia	Ecuador	Peru	Venezuela	Others	Sector	Total
	(in U.S.$ millions)
Agriculture, hunting and forestry	3.0	42.1	0.0	68.3	0.0	0.0	113.4	1.2%
Exploitation of mines and quarries	50.0	0.0	0.0	0.0	0.0	20.0	70.0	0.7%
Manufacturing industry	16.7	43.5	127.6	10.8	0.0	80.0	278.6	2.9%
Supply of electricity, gas and water	101.1	24.2	92.8	107.5	420.7	332.8	1,079.1	11.3%
Transport, warehousing and communications	521.7	436.9	549.7	344.7	812.2	388.6	3,053.8	32.0%
Financial intermediaries(1)	37.6	484.7	106.9	457.2	30.9	625.9	1,743.2	18.3%
Social and other infrastructure programs	307.4	601.6	1,272.4	806.0	206.0	3.5	3,196.9	33.5%
Other activities	2.5	0.0	0.0	10.3	0.0	0.0	12.8	0.1%

Total	1,040.0	1,633.0	2,149.5	1,804.8	1,469.8	1,450.8	9,547.9	100.0%

(1)	Multisectoral credit lines to public sector development banks, private banks and other institutions.
Maturity of Loans
     At December 31, 2007, our outstanding loans were scheduled to mature as follows:

	2008	2009	2010	2011	2012	2013-2022
	(in U.S.$ millions)
Principal amount	2,290.5	964.8	827.6	884.6	868.7	3,711.7

Ten Largest Borrowers
     The following table sets forth the aggregate principal amount of loans to our ten largest borrowers, and the percentage such loans represented of the total loan portfolio, at December 31, 2007:

		As a Percentage of
Borrower	Amount	Total Loan Portfolio
	(in U.S.$ millions)
Republic of Ecuador	1,680.7	17.6%
Republic of Venezuela	1,466.3	15.4%
Republic of Peru	1,271.9	13.3%
Republic of Colombia	1,055.3	11.1%
Republic of Bolivia	856.1	9.0%
Republic of Argentina	416.1	4.3%
Itau Bank (Brazil)(1)	175.0	1.8%
Banco Bradesco, S.A. (Brazil)(2)	170.8	1.7%
Banco de Credito del Peru (Peru)(3)	150.0	1.6%
Banco de Comercio Exterior (Colombia)(4)	134.4	1.4%

Total	7,376.6	77.2%

(1)	Privately owned financial intermediary.

(2)	Privately owned financial intermediary.

(3)	Privately owned financial intermediary.

(4)	Privately owned financial intermediary.
Selected Projects
     Set out below are examples of projects approved by CAF during 2007 and the respective loan approval amounts.
     Bolivia
     Republic of Bolivia / Road Integration Program “La Y de Integración” — $70 million loan to improve and expand the national infrastructure to favor the national and regional physical integration.
     Republic of Bolivia / Bolivian Natural Disaster Risk Management Program 2006 — Phase II —$21 million loan to rehabilitate the damages caused by rains at the beginning of 2007, and implement disaster prevention actions in the areas of physical, natural, and social capital.
     Colombia
     Republic of Colombia / Social Investment Program to Support the Reduction of Poverty — $400 million loan program to support strategy implementation to reduce poverty by financing social investments projects with high impact on the improvement of living conditions among the most vulnerable population.
     Republic of Colombia / Buga – Buenaventura Corridor — $145 million loan to improve the transportation infrastructure in the Bogotá-Buenaventura Corridor, specifically in the section close to the port from Buga.
     Ecuador
     Republic of Ecuador / Program to Support the Human Development Bonus — $250 million loan to support the development and consolidation of its social policies by financing a program to promote access and permanence to basic education and health services of the most vulnerable population.

     Republic of Ecuador/ Environmental Sanitation Program for Community Development (Promadec)— $200 million to support the program to improve health conditions in the smaller municipalities, as well strengthen the design, implementation, and monitoring of sectoral policies.
     Peru
     Republic of Peru / Program for Social Investment and Infrastructure against Poverty.— $400 million to support the implementation of social and infrastructure projects to improve the living conditions of the vulnerable population, and promote opportunities for economic and social development.
     La Pampilla Refinery. — $30 million to finance working capital and capital investments.
     Venezuela
     Bolivarian Republic of Venezuela / Manuel Piar Hydroelectric Plant Project — $600 million loan to increase electrical generation to cover the demand and improve the efficiency and reliability of the National Electric System.
     Bolivarian Republic of Venezuela/ Yacambú-Quíbor — $75 million loan to promote agricultural development in the State of Lara and contribute to the water supply in the city of Barquisimeto.
     Argentina
     Republic of Argentina — $110 million loan to rehabilitate the road infrastructure between Argentina and Paraguay in order to solve the transit problems in the areas that are close to the cities of Posadas (Argentina) and Encarnación (Paraguay) and facilitate the flow of people and trade between both countries.
     Brazil
     State of Pará / Road Infrastructure Program for Regional Development — $85 million loan to rehabilitate and pave 407 km. of secondary roads that join municipal, agricultural, tourism and mining development axes, with paved main roads in 14 municipalities to favor the agricultural and tourism potential.
     Federative Republic of Brazil / Program for the Management of Potable Water and Drainage Infrastructure in the Federal District — $60 million loan to reduce deficiencies in the rain water drainage system, as well as environmental recovery and institutional strengthening.
     Costa Rica
     Electricity Institute of Costa Rica (ICE) — $100 million loan to partially finance the company’s investment program for the electrical generation and transmission for the 2008-2010 period.
     Uruguay
     National Development Corporation (CND)— $70 million loan to improve the quality of service of the national road infrastructure to contribute with social and economic development and the country’s regional integration.
Other Activities
     Treasury Operations
     Our investment policy requires that at least 80% of our liquid assets be held in the form of investment grade instruments with a rating of A-/A3/A- or better. The remaining portion may be invested in unrated or non-investment grade instruments with a minimum rating of B-/Ba3/B-. At December 31, 2007, our liquid assets consisted of $2.5 billion of cash, time deposits and securities, of which 13.2% consisted of time deposits.

     Equity Shareholdings
     We may acquire equity shareholdings in new or existing companies within the regional shareholder countries, either directly or through investment funds focused on Latin America. Our equity participation in any one company is limited to 1% of our total shareholders’ equity. Our policies do not permit us to be a company’s largest individual shareholder. In addition, the aggregate amount of our equity investments cannot exceed 10% of our total shareholders’ equity. At December 31, 2007, the carrying value of our equity investments totaled $74.3 million, representing 1.8% of our total shareholders’ equity. As of December 31, 2007, 80.6% of our equity portfolio was held through investment funds.
     Credit Guarantees
     We have developed our credit guarantee product as part of our role of attracting international financing for our member countries. As such, we may offer guarantees of private credit agreements or we may offer public guarantees of obligations of the securities of third party issuers. We generally offer only partial credit guarantees with the intention that private lenders or holders of securities share the risk along with us.
     The emphasis of the credit guarantees is to aid in the financing of public sector projects, though we do not have any internal policies limiting our credit guarantees to public sector projects. Also, although we generally intend to guarantee approximately 25% of the financing for a given project, we may guarantee up to the full amount of the financing, subject to our other credit policies. Our internal policies limit the aggregate outstanding amount of our credit guarantees to a maximum amount equivalent to 20% of our net worth. The amount of credit guarantees outstanding was $242.8 million as of December 31, 2007, representing the guarantee of two public sector projects in Colombia, two public sector projects in Bolivia, two public sector projects in Colombia and one private sector project in Peru.
     Promotion of Regional Development
     As part of our role in advancing regional integration, we evaluate on an ongoing basis new investment opportunities intended to benefit the regional shareholder countries. We also provide technical and financial assistance for the planning and implementation of binational and multinational projects, help obtain capital and technology for these projects and assist companies in developing and implementing modernization, expansion and organizational development programs.
Fund Administration
     At December 31, 2007, CAF acted as fund administrator for several funds, totaling $234.9 million in the aggregate, funded by third parties and by its shareholders.
     These funds are funded through allocations made each year by the shareholders from CAF’s prior year’s net income. In 2007, 2006 and 2005, shareholders allocated to these funds $88.0 million, $71.0 million, and $41.4 million from the net income of 2006, 2005 and 2004, respectively. These funds are not part of CAF’s accounts.
     At December 31, 2007, the principal funds were the Technical Co-operation Fund, the Fund for Human Development, the Compensatory Financing Fund, the HIPC Fund for Bolivia, the Fund for the Development of Small and Medium Enterprises and the Latin American Carbon Program.

     Technical Co-operation Fund
     At December 31, 2007, the Technical Co-operation Fund had a balance of $34.3 million. The purpose of this fund is to finance research and development studies that may lead to the identification of project investment opportunities and also, on occasion, to provide grants, that are typically less than $100,000 each, to facilitate the implementation of those projects.
     Fund for Human Development
     At December 31, 2007, the Fund for Human Development had a balance of $21.1 million. This fund is devoted to assist projects intended to promote sustainable development in socially excluded communities, as well as support micro-enterprises through the financing of intermediary institutions that offer direct loans to rural and urban micro-entrepreneurs.
     Compensatory Financing Fund
     At December 31, 2007, the Compensatory Financing Fund had a balance of $126.0 million. This fund was created to provide interest rate compensation when a project providing social or developmental benefits is otherwise unable to sustain market interest rates.
     HIPC Fund for Bolivia
     The debt reduction initiative for Heavily Indebted Poor Countries (“HIPC”) has the purpose of increasing the resources of beneficiary countries to accelerate reform by reducing their external debt. At December 31, 2007, the HIPC Fund for Bolivia had a balance of $0.5 million. This fund was created as part of the application of the World Bank’s HIPC initiative for Bolivia.
     Fund for the Development of Small and Medium Enterprises
     At December 31, 2007, the Fund for the Development of Small and Medium Enterprises had a balance of $20.7 million. The purpose of this fund is to finance and, in general, support initiatives that aid the development of an entrepreneurial class in the region.
     Latin American Carbon Program
     At December 31, 2007, the Latin American Carbon Program had a balance of $8.7 million. This program is dedicated to the implementation of market mechanisms that allow developing countries to participate in the environmental services market. The program is engaged in the emerging greenhouse gasses reductions market in the Latin American and Caribbean markets through several mechanisms, including those allowed by the Kyoto Protocol.
     Fund for the Promotion of Sustainable Infrastructure Projects
     At December 31, 2007, the Fund for the Promotion of Sustainable Infrastructure Projects had a balance of $20.9 million. The purpose of this fund is to finance infrastructure projects, and the study thereof, in order to support regional integration.
     Fund for Border Integration and Cooperation
     The fund for Border Integration and Cooperation was established on March 25, 2008 with an initial $4.0 million capital contribution. The fund seeks to strengthen cooperation and border integration at the bilateral and multilateral levels by supporting and financing the identification, preparation and execution of high-impact projects that promote sustainable human development in the border regions of CAF’s shareholder countries.
Credit Policies
     The Constitutive Agreement limits the total amount of disbursed and outstanding loans, guarantees and equity investments to 4.0 times shareholders’ equity. Our actual ratio on December 31, 2007 was 2.4 times shareholders’ equity. The guidelines of the Basle Committee on Supervisory Practices and Banking Regulations require a capitalization ratio, defined as shareholders’ equity divided by risk-weighted assets plus risk-weighted off-balance sheet items, of not less than 8% for those institutions to which those guidelines are applicable. Our policy requires this capitalization ratio to be at least 30%. Our actual capitalization ratio was 36.3% on December 31, 2007.

     We apply commercial banking standards for credit approvals and maintain policies and procedures regarding risk assessment and credit policy. Relationship managers perform an initial screening of each potential client and transaction to ensure that the proposed extension of credit falls within our policies. Proposed project loans are evaluated in accordance with our Operational Policies, which set out detailed eligibility and evaluation guidelines. Loans to a private sector borrower are approved taking into consideration both the individual loan and the total exposure to the borrower.
     The Loans and Investments Committee recommends approvals of loans and investments. The members of this Committee are the Vice Presidents, the General Legal Counsel and the Head of Credit Administration. The committee is chaired by the Executive Vice President. The Secretary of the Committee is an officer from the Credit Administration Office. The Executive President, upon the recommendation of the Loans and Investments Committee, may approve loans of up to $75.0 million for sovereign credits, up to $50.0 million for private credits, up to $25.0 million for equity investments, up to $30.0 million for investments in liquid assets for each issuer (unless the issuer is investment grade, in which case the investment may be up to $120.0 million), and up to $1.0 million for technical cooperation credits. In excess of these amounts, loans of up to $150.0 million for sovereign credits, up to $80.0 million for private credits, up to $50.0 million for equity investments, up to $50.0 million for investments in liquid assets for each issuer (unless the issuer is investment grade, in which case the investment may be up to $150.0 million), and up to $2.0 million for technical cooperation credits must be approved by the Executive Committee of our Board of Directors or the Board of Directors itself. Loans in excess of the aforementioned Executive Committee’s limits require the approval of our Board of Directors.
     Our policies also impose limitations on loan concentration by country and by type of risk. Loans to entities in any one regional shareholder country may not exceed either 30% of our loan portfolio or 100% of our shareholders’ equity. Aggregate loans to entities in any non-regional shareholder country currently may not exceed eight times the total of such country’s paid-in capital contribution to us plus any assets entrusted by the country to us under a fiduciary relationship. This limit does not apply to trade loan financing with regional shareholder countries. Additionally, no more than four times the country’s paid-in capital contribution to us plus any assets entrusted to us under a fiduciary relationship may be committed to operations essentially national in character. The same limitation applies to our total loan portfolio in relation to our shareholders’ equity. Loans to a public sector or mixed-capital entity not considered a sovereign risk are limited in the aggregate to 15% of our shareholders’ equity, and loans to any private sector entity are limited in the aggregate to 10% of our shareholders’ equity.
     Operations in which we extend credit to entities in Series “C” shareholder countries outside the Andean region must generally be related to activities of such entities in, or related to, the regional shareholder countries. The aggregate total of outstanding loans to entities in such countries for purely local activities may not exceed four times the amount of paid-in capital contributed by that country.
     Our policies permit us to provide up to 100% of the total project costs with respect to short-term loans. For medium-and long-term loans, we determine the appropriate level of financing on a case-by-case basis; however, limited-recourse financing in such loans may not exceed 50% of project costs. In practice, however, we typically limit our loans to a smaller percentage of total project costs and generally require a larger percentage of financial support by the borrower than required by our credit policies.
Asset Quality
     We classify a loan as overdue whenever payment is not made on its due date. We charge interest on the overdue payment from the due date and immediately suspend disbursements on all loans to the borrower and to any other borrowers of which the overdue borrower is a guarantor. The entire principal amount of a loan is placed in non-accrual status when collection or recovery is doubtful or when any payment, including principal, interest, fees or other charges in respect of the loan, is more than 90 days overdue in the case of a private sector loan or more than 180 days overdue in the case of a public sector loan. Interest and other charges on non-accruing loans are included in income only to the extent that payments have actually been received by us.

     At December 31, 2007, we had no overdue loans. At December 31, 2007 and December 31, 2006, there were no loans in non-accrual status. For the year ended December 31, 2007, there was no overdue interest or other charges in respect of non-accrual status loans excluded from net income. For the year ended December 31, 2006, we had $16 thousand of overdue interest and other charges in respect of non-accrual status loans was excluded from net income.
     At December 31, 2007, our total loan write-offs since our inception amounted to $163.1 million, of which $0.2 million, representing portions of loans made to two borrowers, occurred in 2007. Since inception, we have not suffered any individually significant losses on our loan portfolio. Although our loans do not enjoy any legal preference over those of other creditors, we do enjoy a de facto preferred creditor status arising from our status as a multilateral financial institution and from the interest of our borrowers in maintaining their credit standing with us.
Quality of Loan Portfolio
     The following table shows our overdue loan principal, loans in non-accrual status, and the total allowance for loan losses and their percentages of our total loan portfolio at the respective dates indicated, as well as loans written-off during each period:

	Year ended December 31,
	2007	2006	2005
	(in U.S.$ millions)
Total loan portfolio	9,548.0	8,097.5	7,347.0
Overdue loan principal	0.0	0.0	0.0
Loans in non-accrual status	0.0	0.0	1.3
Loans written-off during period	0.2	1.1	10.4
Allowance for loan losses	168.3	188.6	161.6
Overdue principal payment as a percentage of loan portfolio (excluding non-accrual loans)	0.0%	0.0%	0.0%
Non-accrual loans as a percentage of loan portfolio	0.00%	0.00%	0.02%
Allowance for loan losses as a percentage of loan portfolio	1.76%	2.33%	2.20%
     The Constitutive Agreement requires that at least 10% of our net income in each year be allocated to our mandatory reserve until that reserve amounts to 50% of subscribed capital. In addition, we have a general reserve that can be used to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is unavailable or impractical. At December 31, 2007, the mandatory reserve was $287.5 million, the general reserve was $1,189.9 million and the allowance for loan losses was $168.3 million, totalling $1.6 billion.
     See “Capital Structure — Reserves” for more information about our policies on reserves.
FUNDED DEBT
Funding Strategy
     We raise funds for operations primarily in the international financial markets, although a relatively small part is raised within the regional shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio. In order to diversify our funding sources and to offer potential borrowers a wide range of credit facilities, we raise funds through bond issues in both the regional shareholder countries and the international capital markets. We also take deposits and obtain loans and credit lines from central banks, commercial banks and, to the extent of imports related to projects funded by us, export credit agencies.

     Within the regional shareholder countries, we raise funds from central banks and financial institutions and by means of regional bond issues. Outside the region, we obtain funding from public sector development and credit agencies, from multilateral development banks, from various North American, European and Japanese commercial banks, from capital markets and from the U.S. and European commercial paper markets.
Sources of Funded Debt
     The breakdown of our outstanding funded debt, both within and outside the regional shareholder countries, at each of the dates indicated below was as follows:

	At December 31,
	2007	2006	2005
	(in U.S.$ millions)
Within the regional shareholder countries:
Term deposits	1,521.0	449.8	386.4
Bonds	603.9	425.7	320.0

	2,124.9	875.5	706.4

Outside the regional shareholder countries:
Deposits, acceptances and advances, commercial paper, and repurchase agreements	1,287.2	1,112.6	1,154.0
Loans and lines of credit	808.3	558.6	488.4
Bonds	3,595.7	3,726.7	3,526.9

	5,691.1	5,398.0	5,169.3

	7,816.0	6,273.5	5,875.7

Variation effect between spot and original FX rate	318.4	213.4	139.3

Fair value adjustments on hedging activities	119.4	(3.2)	76.5

Total	8,253.9	6,483.7	6,091.5

Maturity of Funded Debt
     The breakdown of our outstanding funded debt, by instrument and maturity, at each of the dates indicated below was as follows:

	At December 31,
	2007	2006	2005
	(in U.S.$ millions)
Term deposits:
Up to 1 year	1,521.0	449.8	386.4
Acceptances, advances and commercial paper and repurchase agreements:
Up to 1 year	1,287.2	1,112.6	1,154.0
Loans and lines of credit:
Up to 1 year	191.3	104.9	76.8
Between 1 and 3 years	258.8	201.8	165.1
Between 3 and 5 years	163.3	134.9	173.4
More than 5 years	194.9	117.1	73.0

	808.3	558.6	488.4

Bonds:
Up to 1 year	137.1	499.6	294.4
Between 1 and 3 years	947.7	872.4	787.4
Between 3 and 5 years	1,545.3	946.6	956.7
More than 5 years	1,569.5	1,833.9	1,808.5

	4,199.5	4,152.5	3,846.9

Totals:
Up to 1 year	3,136.6	2,166.9	1,911.6
Between 1 and 3 years	1,206.4	1,074.1	952.5
Between 3 and 5 years	1,708.6	1,081.5	1,130.1
More than 5 years	1,764.4	1,951.1	1,881.5

	7,816.0	6,273.5	5,875.7

Variation effect between spot and original FX rate	318.4	213.4	139.3
Fair value adjustments on hedging activities	119.4	(3.2)	76.5

Total	8,253.9	6,483.7	6,091.5

     Our borrowings are primarily U.S. dollar-based: 69.2% of our total borrowings, or 96.3% of borrowings after swaps, were denominated in U.S. dollars at December 31, 2007. The principal amount of non-U.S. dollar borrowings outstanding at December 31, 2007 included, among others, 47.5 billion Yen, 690 million Euro, 227 million Pounds Sterling, 2.4 million Canadian Dollars and 272.2 billion Colombian Pesos; all of such non-U.S. dollar borrowings are swapped or otherwise hedged.
DEBT RECORD
     We have never defaulted on the payment of principal of, or premium or interest on, any debt security we have issued, and we have always met all of our debt obligations on a timely basis.
ASSET AND LIABILITY MANAGEMENT
     We reduce our sensitivity to interest rate risk by extending our loans on a floating rather than a fixed interest rate basis. As a result, at December 31, 2007, 99.4% of our outstanding loans were based on LIBOR and subject to interest rate adjustments at least every six months. The liabilities that fund these loans are also contracted at, or swapped into, floating interest rates. When we make loans at fixed interest rates, we also obtain the corresponding funding on a fixed interest rate basis.
     We require that counterparties with which we enter into swap agreements be rated “A” or better by two U.S. nationally recognized statistical rating organizations. At December 31, 2007, we were party to swap agreements with an aggregate notional amount of $4.0 billion.
     We seek, to the extent possible under prevailing market conditions, to match the maturities of our liabilities to the maturities of our loan portfolio. At December 31, 2007, the weighted average life of our financial assets was 4.3 years and the weighted average life of our financial liabilities was 3.6 years. Based on our asset and liability structure at December 31, 2007, we have a positive cumulative gap over a 10 year horizon. This positive gap denotes asset sensitivity, which means that decreases in the general level of interest rates should have a negative effect on our net financial income and, conversely, increases in the general level of interest rates should have a positive effect on our net financial income.
     Our management expects the weighted average life of our financial assets to increase gradually, as we make more longer-term loans for infrastructure development and similar purposes. At the same time, our management expects that the weighted average life of our liabilities will also increase as a result of our strategy of increasing our presence in the international long-term bond market as market conditions permit.
     At December 31, 2007, approximately 99.9% of our assets and 72.0% of our liabilities were denominated in U.S. dollars, with the remainder of our liabilities being denominated principally in Euro, Yen and Pounds Sterling, which liabilities were swapped. After swaps, 98.6% of our liabilities were denominated in U.S. dollars. Generally, funding that is contracted in currencies other than the U.S. dollar is swapped into U.S. dollars. In some cases, we extend our loans in the same non-U.S. dollar currencies as debt is incurred in order to minimize exchange risks. Our shareholders’ equity is denominated entirely in U.S. dollars.
     Our treasury asset and liability management involves managing liquidity, funding, interest rate and exchange rate risk arising from non-trading positions through the use of on-balance sheet instruments. Our external asset managers use forward contracts and may use swap agreements to hedge the interest and exchange rate risk exposures of our non-U.S. dollar denominated investments. Our total exposure on trade derivatives will never exceed the minimum of 3% of liquid investments or 1% of total assets.

ADMINISTRATION
     We are governed and administered by the bodies and officials detailed below:
Shareholders’ General Meeting
     The shareholders’ general meeting is the ultimate decision-making body within CAF. Shareholders’ general meetings can be ordinary or extraordinary and are governed by the requirement for the presence of a quorum and compliance with other conditions set out in the Constitutive Agreement.
     Shareholders’ ordinary general meetings are held once a year, within 90 days of the close of the financial year, and are convened by the Executive President. The shareholders’ ordinary general meeting:
(1)	considers the Board of Directors’ annual report and our financial statements, receives the independent auditors’ report and allocates our net income;

(2)	elects the Board of Directors according to the Constitutive Agreement;

(3)	appoints external auditors;

(4)	determines compensation for the Board of Directors and the external auditors; and

(5)	may consider any other matter expressly submitted to it which is not within the purview of any other body of CAF.
     Shareholders’ extraordinary general meetings may be convened by resolution adopted at a shareholders’ ordinary general meeting, by the Board of Directors, by the Executive President, by any two Series “A” shareholders or by any shareholders representing at least 25% of paid-in capital. The shareholders’ extraordinary general meeting may:
(1)	increase, reduce or replenish our capital in accordance with the Constitutive Agreement;

(2)	dissolve CAF;

(3)	change the headquarters of CAF when the Board of Directors so proposes; and

(4)	consider any other matter that has been expressly submitted to it that is not within the purview of any other body of CAF.
     Resolutions before shareholders’ ordinary general meetings are passed by the votes of at least three Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting. Resolutions passed at shareholders’ extraordinary general meetings (including a decision to dissolve CAF) require the votes of four Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting, except for resolutions concerning modifications to the Constitutive Agreement, in which case an affirmative vote of all five Series “A” shareholders is required, together with a majority of the votes of the other shares represented at the meeting. In the event of adjournment for lack of a quorum, which consists of at least four Series “A” shareholders and a simple majority of the other shareholders, at either an ordinary or extraordinary general meeting, two Series “A” shareholders, plus a majority of the other shares represented at the meeting, may deliberate and approve decisions at a reconvened meeting.

Board of Directors
     Our Board of Directors is composed of 13 directors, each of whom is elected for a term of three years and may be re-elected. Each of the five Series “A” shareholders is represented by one director. Five directors represent the governments or governmental institutions holding Series “B” shares and one director represents the private financial institutions holding Series “B” shares. Holders of Series “C” shares are entitled to elect two directors. In the event of a vacancy in a director position, the corresponding alternate director serves as director until such vacancy has been filled. Responsibilities of our Board of Directors include:
(1)	establishing and directing our credit and economic policies;

(2)	approving our budget;

(3)	approving our borrowing limits;

(4)	approving credits granted by us in excess of a specified limit;

(5)	establishing or modifying internal regulations; and

(6)	appointing the Executive President.
     All of our directors are non-executive. As of May 30, 2008, the composition of the Board of Directors was as follows:
     Directors (and their alternates) representing Series “A” shareholders:

Bolivia	Graciela Toro	Minister of Development Planning
	(Beatriz Roxana Alcoba Arias)	(Vice Minister of Public Investment and External Financing)

Colombia	Oscar Iván Zuloaga	Minister of Treasury and Public Credit
	(Luis Guillermo Plata)	(Minister of Foreign Trade)

Ecuador	Camilo Samá Salem	President of the Board of Corporación Financiera Nacional
	(Raúl Sagasti L.)	(Ministry of Industries and Competitiveness)

Peru	Mercedes Rosalba Aráoz F.	Minister of Foreign Trade and Tourism
	(Luis Carranza U.)	(Minister of Economy and Finance)

Venezuela	Rafael Isea	Minister of the Popular Power for Finance
	(Haiman El Troudi)	(Minister of the Popular Power for Planning and Development)
     Directors (and their alternates) representing the Series “B” shareholders:

Bolivia	Luis Alberto Arce	Minister of Treasury
	(Oscar Navarro)	(Vice Minister of Treasury and Public Credit)

Colombia	José Dario Uribe	General Manager of Banco de la República
	(Carolina Rentaría R.)	(Director of the National Planning Department)

Ecuador	Fausto Ortiz	Minister of Economy and Finance
	(Miguel Ruiz M.)	(Board Member of Banco Central del Ecuador)

Peru	Luis Rebolledo S.	Chairman of the Board of Corporación Financiera de Desarrollo (COFIDE)
	(José Berley Arista Arbildo)	(Vice Minister of Treasury)

Venezuela	William A. Contreras	Minister of the Popular Power of Light Industries and Commerce
	(Eyilde Margarita Gracias)	(General Manager of Banco de Desarrollo Económico y Social of Venezuela)

Private Financial Institutions	Juan Emilio Unzueta	Chairman of the Board of Directors of Banco Mercantil — Santa Cruz S.A. of Bolivia
	(José Elías Melo Acosta)	(President of CORFICOLOMBIA, S.A. of Colombia)

     The directors representing the Series “C” shareholders are Alexandre Meira da Rosa, Secretary of International Affairs of Brazil from the Ministry of Planning, Budget and Process, and Pedro Solbes Mira, Second Vice President of the Government and Minister of the Economy and Treasury for Spain. Their alternates are Carlos Fernandez, Secretary of Political Economy and Vice Minister of Economy of Argentina, and Francisco de Paula Gutiérrez, President of the Central Bank of Costa Rica.
     The business address of each of the directors and each of the alternate directors listed above is Torre CAF, Piso 9, Avenida Luis Roche, Altamira, Caracas, Venezuela.
     Our Board of Directors annually elects a Chairman to preside over the meetings of the Board of Directors and the shareholders’ general meeting. Currently, Luis Carranza U. is the Chairman until March 31, 2009.
Executive Committee
     The Board of Directors delegates certain functions, including credit approvals within specified limits, to the Executive Committee. This Committee is composed of six directors, one from each regional shareholder country plus a director representing the Series “C” shareholders, and CAF’s Executive President, who presides over the Committee (unless the Chairman of the Board of Directors is part of the Committee, in which case she or he will preside).
Executive President
     The Executive President is our legal representative and chief executive officer. He is empowered to decide all matters not expressly reserved to the shareholders’ general meeting, the Board of Directors or the Executive Committee. The Executive President is elected by the Board of Directors for a period of five years and may be re-elected.

     Our Executive President, L. Enrique García, was re-elected in June 2006 for a fourth five-year term that will expire in December 2011. Before becoming our Executive President in November 1991, Mr. García was Minister of Planning and Coordination and Head of the Economic and Social Cabinet in his native Bolivia. Between 1989 and 1991, he represented Bolivia as Governor to the World Bank, the Inter-American Development Bank (“IADB”) and as a member of the Development Committee of the World Bank. He was also Chairman of the Board of Directors of CAF from 1990 to 1991. Previously, Mr. García held senior positions during a 17-year tenure at the IADB, including Treasurer.
Officers

L. Enrique García	Executive President
Luis Enrique Berrizbeitia	Executive Vice President
Lilliana Canale	Vice President of Country Programs
Antonio Juan Sosa	Vice President of Infrastructure
Peter Vonk	Vice President of Corporate Finance and Investment Banking
Mauricio Yepez	Vice President of Financial Systems
Hugo Sarmiento	Vice President of Finance
Bernardo Requena (acting)	Vice President of Social and Environmental Development
Ricardo Sigwald	General Legal Counsel
Marcello Zalles	Corporate Comptroller
Employees
     At December 31, 2007, we employed 302 professionals and 77 support staff. The senior positions of Executive Vice President, Vice President of Finance, Vice President of Country Programs, Vice President of Infrastructure, Vice President of Corporate Finance and Investment Banking, Vice President of Financial Systems and Vice President of Social and Environmental Development are appointed by the Executive President, subject to ratification by the Board of Directors.
     Our management believes that the salaries and other benefits of our professional staff are competitive and that the local support staff are paid at levels above the prevailing local rates. Although we are not subject to local labor laws, we provide our employees with benefits and safeguards at least equivalent to those required under the law of the country where they normally work and reside. We offer technical and professional training opportunities through courses and seminars in Venezuela and abroad for our employees. Management considers its relationship with CAF’s employees to be good. There is no employee union and there have been no strikes in the history of CAF.

THE REGIONAL SHAREHOLDER COUNTRIES
     Certain of the following information has been extracted from publicly available sources. We believe that the information is accurate but we have not independently verified it.
     The Andean region occupied by the regional shareholder countries is bordered by the Atlantic Ocean on the northeast, the Caribbean Sea on the north and the Pacific Ocean on the west, and covers approximately 4.7 million square kilometers in Northern and Western South America, approximately 20% of the continent.
Selected Demographic and Economic Data*
     The following table presents selected demographic and economic data for the regional shareholder countries for the years indicated:

	Bolivia	Colombia	Ecuador	Peru	Venezuela
Population (in millions)
2007	9.8	46.1	13.6	27.9	27.5
2006	9.6	45.5	13.4	27.6	27.0
2005	9.4	44.9	13.2	27.3	26.6
2004	9.2	44.3	13.0	26.9	26.1
2003	9.0	43.6	12.8	26.6	25.7

Life expectancy at birth (years) (1)
2005	64.7	72.3	74.7	70.7	73.2
2004	64.4	72.6	74.5	70.2	73.0
2003	64.0	72.0	72.0	70.0	74.0
2002	64.0	72.0	71.0	70.0	74.0

GDP (U.S.$ in millions) (2)
2007	13,273	176,634	42,446	109,217	201,280
2006	11,241	136,156	41,402	93,108	181,608
2005	9,358	122,900	37,187	79,427	143,297
2004	8,702	98,059	32,642	69,698	107,253
2003	8,082	79,459	28,636	61,494	82,704

GDP per capita (U.S.$) (2)
2007	1,351	3,696	3,120	3,918	7,324
2006	1,167	2,911	3,050	3,394	6,719
2005	993	2,669	2,761	2,918	5,392
2004	943	2,163	2,325	2,591	4,147
2003	895	1,782	2,230	2,314	3,267

Gross reserves (excluding gold) (U.S.$ in millions)(3)
2007	5,308	20,949	3,520	27,689	33,500
2006	3,178	15,436	2,203	17,275	36,606
2005	1,714	14,947	2,147	14,097	30,368
2004	1,123	13,536	1,437	12,631	24,208
2003	976	10,916	1,160	10,194	21,366

	Bolivia	Colombia	Ecuador	Peru	Venezuela
Consumer price index growth (4)
2007	11.7%	5.7%	3.3%	3.9%	22.5%
2006	5.0%	4.5%	2.9%	1.1%	17.0%
2005	4.9%	4.9%	3.1%	1.5%	14.4%
2004	4.6%	5.5%	1.9%	3.5%	19.2%
2003	3.9%	6.5%	6.2%	2.5%	27.1%

Exports of Goods (f.o.b.) (U.S.$ in millions)
2007	4,481	28,745	14,283	27,953	69,165
2006	3,863	25,181	13,153	23,799	65,210
2005	2,791	21,729	10,487	17,368	55,473
2004	2,146	17,224	7,528	12,809	39,668
2003	1,598	13,812	6,197	9,091	27,230

Imports of Goods (f.o.b.) (U.S.$ in millions)
2007	3,430	31,399	12,322	19,598	45,463
2006	2,809	24,859	11,948	14,866	32,226
2005	2,334	20,134	10,286	12,082	23,955
2004	1,844	15,878	8,266	9,805	17,318
2003	1,616	13,258	6,702	8,205	10,687

*	Sources: Official government sources (including but not limited to the ministries of finance of the regional shareholder countries) and estimates from Business Monitor International.

(1)	This information is extracted from the United Nations Human Development Indicators produced by the Human Development Report office of the United Nations.

(2)	Expressed in current U.S. dollars.

(3)	At December 31.

(4)	Average annual growth rates.

DESCRIPTION OF THE DEBT SECURITIES
     The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be described in a prospectus supplement relating to such debt securities.
     The debt securities will be issued pursuant to a fiscal agency agreement, dated as of March 17, 1998, between CAF and The Bank of New York (as successor in interest to JPMorgan Chase Bank), as fiscal agent. The following statements briefly summarize some of the terms of the debt securities and the fiscal agency agreement (a copy of which has been filed as an exhibit to the registration statement). These statements do not purport to be complete and are qualified in their entirety by reference to all provisions of the fiscal agency agreement and such debt securities.
General
     The debt securities will constitute our direct, unconditional, unsecured and general obligations. The debt securities will rank equally with all of our other unsecured Indebtedness. “Indebtedness” means all of our indebtedness in respect of monies borrowed by us and guarantees given by us for monies borrowed by others.
     The accompanying prospectus supplement will describe the following terms of the debt securities, as applicable:
(1)	the title;

(2)	the price or prices at which we will issue the debt securities;

(3)	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

(4)	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

(5)	the date or dates on which principal and interest will be payable;

(6)	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, and the record dates and interest payment dates;

(7)	the place or places where principal and interest payments will be made;

(8)	the time and price limitations on redemption of the debt securities;

(9)	our obligation, if any, to redeem or purchase the debt securities at the option of the holder;

(10)	the denominations in which any of the debt securities will be issuable, if other than denominations of $1,000;

(11)	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which such amounts will be determined;

(12)	whether and under what circumstances we will issue the debt securities as global debt securities; and

(13)	any other specific terms of the debt securities.

     Certain debt securities will be treated for United States federal income tax purposes as original issue discount notes (“Discount Notes”) if the excess of the debt security’s “stated redemption price at maturity” over its issue price is more than a “de minimis amount” (as defined for United States federal income tax purposes). If applicable, the prospectus supplement will describe the United States federal income tax consequences of the ownership of Discount Notes and any special rules regarding debt securities.
Denominations, Registration and Transfer
     The debt securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of $1,000 and integral multiples thereof.
     At the option of the holder, subject to the terms of the fiscal agency agreement and the limitations applicable to global debt securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.
     Debt securities may be presented for exchange and for registration of transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and as summarized in the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the terms of the debt securities.
     If any definitive notes are issued and at that time the notes are listed on the Luxembourg Stock Exchange, we will appoint a transfer agent in Luxembourg, which we anticipate being the same entity that serves as our Luxembourg paying agent. In such circumstances, transfers or exchanges of any definitive notes may be made at the office of our Luxembourg transfer agent (in addition to the corporate trust office of the fiscal agent).
Global Debt Securities
     Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global debt securities that will have an aggregate principal amount equal to that of the debt securities they represent. If applicable, each global debt security will be:
(1)	registered in the name of a depositary or its nominee identified in the prospectus supplement;

(2)	deposited with the depositary or nominee or the depositary’s custodian; and

(3)	printed with a legend regarding the restrictions on exchanges and registration of transfer of the security, and any other matters required by the fiscal agency agreement and the terms of the debt securities and summarized in the prospectus supplement.
Payment and Paying Agent
     Unless otherwise indicated in the prospectus supplement, we will make payments of principal and interest on debt securities:
(1)	through the fiscal agent;

(2)	to the person in whose name the debt securities are registered at the close of business on the regular record date for the payments; and

(3)	at the office of the paying agent or agents designated by us; unless
•	at our option, payment is mailed to the registered holder, or

•	at the request of a registered holder of more than $1,000,000 principal amount of the securities, payment is made by wire transfer.

     Unless otherwise indicated in the prospectus supplement, our sole paying agent for payments on the debt securities will be the corporate trust office of the fiscal agent in the City of New York.
     Any monies we pay to our fiscal agent or any paying agent for the payment of the principal of or interest on any debt securities that remains unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to us by such agent. Upon such repayment, all liability of our fiscal agent or any paying agent with respect to such monies shall thereupon cease, without, however, limiting in any way our unconditional obligation to pay principal of or any interest on the debt securities when due.
Negative Pledge
     As long as any of the debt securities are outstanding and unpaid, but only up to the time amounts sufficient for payment of all principal and interest have been placed at the disposal of the fiscal agent, we will not cause or permit to be created on any of our property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by us for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by us as security for all or part of the purchase price thereof), unless the debt securities are secured by such mortgage, pledge or other lien or charge equally and ratably with such other bonds, notes or evidences of indebtedness.
Default; Acceleration of Maturity
     Each of the following will constitute an “event of default” with respect to the debt securities of any series:
(1)	a failure to pay any principal of or interest on any debt securities of that series when due and the continuance of the failure for 30 days;

(2)	a failure to perform or observe any material obligation under or in respect of any debt securities of that series or the fiscal agency agreement and the continuance of the failure for a period of 90 days after written notice of the failure has been delivered to CAF and to the fiscal agent by the holder of any debt security of that series;

(3)	a failure to pay any amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) of principal or interest or premium in respect of any indebtedness incurred, assumed or guaranteed by CAF as and when such amount becomes due and payable and the continuance of the failure until the expiration of any applicable grace period or 30 days, whichever is longer; or

(4)	the acceleration of any indebtedness incurred or assumed by CAF with an aggregate principal amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) by any holder or holders thereof.
     If an event of default occurs with respect to the debt securities of any series at the time outstanding, each holder of any debt security of that series may, by written notice to CAF and the fiscal agent, declare the principal of and any accrued interest on all the debt securities of that series held by it to be, and the principal and accrued interest shall thereupon become, immediately due and payable, unless prior to receipt of the notice by CAF all events of default in respect of such series of debt securities are cured. If all the events of default are cured following the declaration, the declaration may be rescinded by any such holder with respect to the previously accelerated series of debt securities upon delivery of written notice of the rescission to CAF and the fiscal agent.

Additional Payments by CAF
     All amounts payable (whether in respect of principal, interest or otherwise) in respect of the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any of the regional shareholder countries or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, we will pay such additional amounts as may be necessary in order that the net amounts receivable by the holder of debt securities of any series after the withholding or deduction will equal the respective amounts that would have been receivable by the holder in the absence of the withholding or deduction, except that no additional amounts will be payable in relation to any payment in respect of any debt security:
(1)	to, or to a third party on behalf of, a holder of a debt security of any series who is liable for such taxes, duties, assessments or governmental charges in respect of such debt security by reason of his having some connection with any of the regional shareholder countries other than the mere holding of the debt security; or

(2)	presented for payment more than 30 days after the “Relevant Date” (as defined in the next paragraph), except to the extent that the relevant holder would have been entitled to the additional amounts on presenting the same for payment on the expiry of the period of 30 days.
     As used in this prospectus, the “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the fiscal agent on or prior to the due date, it means the first date on which, the full amount of the moneys having been so received and being available for payment to holders of debt securities of any series, notice to that effect will have been duly published as set forth below under “— Notices”.
Modification and Amendment
     Each and every holder of the debt securities in a series must consent to any amendment of a provision of the debt securities or the fiscal agency agreement that would:
(1)	change the due date of the principal of or interest on any series of debt securities; or

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the debt securities of a series; or

(3)	change the currency or place of payment of principal of or interest on the debt securities of a series; or

(4)	reduce the proportion of the principal amount of the debt securities of a series that must be held by any of the holders to vote to amend or supplement the terms of the fiscal agency agreement or the debt securities; or

(5)	change our obligation to pay additional amounts.
     We may, however, with the written consent of the holders of 66 2/3% of the principal amount of the debt securities of a series, modify any of the other terms or provisions of the debt securities of a series or the fiscal agency agreement (as it applies to that series). Also, we and the fiscal agent may, without the consent of the holders of the debt securities of a series, modify any of the terms and conditions of the fiscal agency agreement and the debt securities of that series, for the purpose of:
(1)	adding to our covenants for the benefit of the holders of the debt securities; or

(2)	surrendering any right or power conferred on CAF; or

(3)	securing the debt securities of that series; or

(4)	curing any ambiguity or correcting or supplementing any defective provision of the fiscal agency agreement or the debt securities; or

(5)	for any purpose that we and the fiscal agent may consider necessary or desirable that does not adversely affect the interests of the holders of the debt securities of that series in any material respect.

Notices
     All notices will be delivered in writing to each holder of the debt securities of any series. If at the time of such notice the debt securities of a series are represented by global debt securities, the notice shall be delivered to the applicable depositary therefor and shall be deemed to have been given three business days after delivery to such depositary. If at the time of the notice the debt securities of a series are not represented by global debt securities, the notice shall be delivered to the registered holders of the debt securities of the series and in that case shall be deemed to have been given three business days after the mailing of the notice by first class mail.
Further Issues
     We may from time to time without the consent of holders of the debt securities create and issue further debt securities so as to form a single series with an outstanding series of debt securities.
Governing Law; Submission to Jurisdiction; Waiver of Immunity
     The debt securities are governed by, and shall be construed in accordance with, the laws of the State of New York. We will accept the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be instituted by any holder of a debt security. We will appoint CT Corporation System in The City of New York as our authorized agent upon which process in any such action may be served. We will irrevocably waive any immunity to which we might otherwise be entitled in any action arising out of or based on the debt securities brought in any state or federal court in the Borough of Manhattan, The City of New York. CT Corporation System will not be an agent for service of process for actions brought under the United States securities laws, and our waiver of immunity will not extend to such actions.
DESCRIPTION OF THE GUARANTEES
     From time to time we may issue under this prospectus and applicable prospectus supplement guarantees for the benefit of holders of specified securities of third parties. The issuers of the underlying securities may or may not be affiliated with us. A holder of a primary security will also have the benefit of our guarantee related to the primary security.
     The terms and conditions of any guarantee will vary with the terms and conditions of the underlying securities. A complete description of the terms and conditions of any guarantee issued pursuant to this prospectus will be set forth in the prospectus supplement for the issue of the guarantees.
     We may provide guarantees with respect to the certain obligations of an issuer under its securities, including without limitation:
•	payment of any accrued and unpaid distributions which are required to be paid under the terms of the securities;

•	payment of the redemption price of the securities, including all accrued and unpaid distributions to the date of the redemption;

•	payment of any accrued and unpaid interest payments, or payment of any premium which are required to be made on the securities; and

•	any obligation of the issuer pursuant to a warrant, option or other rights.

     Unless otherwise specified in the applicable prospectus supplement, guarantees issued under this prospectus will rank equally with all of our other unsecured general debt obligations, and will be governed by the laws of the State of New York.
TAXATION
Regional Shareholder Country Taxation
     Under the terms of the Constitutive Agreement, we are exempt from all types of taxes levied by each of the regional shareholder countries on our income, property and other assets, and on operations we carry out in accordance with that treaty, and we are exempt from all liability related to the payment, retention or collection of any taxes, contributions or tariffs.
     Payments of principal and interest in respect of the debt securities to a non-resident of the regional shareholder countries will therefore not be subject to taxation in any of the regional shareholder countries, nor will any withholding for tax of any of the regional shareholder countries be required on any such payments to any holder of debt securities. In the event of the imposition of withholding taxes by any of the regional shareholder countries, we have undertaken to pay additional amounts in respect of any payments subject to such withholding, subject to certain exceptions, as described under “Description of the Debt Securities — Additional Payments by CAF”.
United States Taxation
     This section describes the material United States federal income tax consequences of owning the debt securities we are offering. It is the opinion of Sullivan & Cromwell LLP, our counsel. It applies to you only if you acquire debt securities in the offering at the offering price and you hold your debt securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:
•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns debt securities that are a hedge or that are hedged against interest rate risks,

•	a person that owns debt securities as part of a straddle or conversion transaction for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.
     This discussion deals only with debt securities that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning debt securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement.

     This discussion assumes that the debt securities will be issued at par and that all principal and interest payments on the debt securities will be denominated in United States dollars. The United States federal income tax consequences of owning Discount Notes (as defined in “Description of the Debt Securities — General” above) and/or debt securities denominated in a currency other than United States dollars will be discussed in an applicable prospectus supplement.
     If a partnership holds the debt securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the debt securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the debt securities.
     If you purchase debt securities at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.
     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
     Please consult your own tax advisor concerning the consequences of owning these debt securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.
     United States Holders
     This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a debt security and you are:
•	a citizen or resident of the United States,

•	a domestic corporation or an entity treated as a domestic corporation for purposes of the Internal Revenue Code,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
     If you are not a United States holder, this subsection does not apply to you and you should refer to “United States Alien Holders” below.
     Payments of Interest.  You will be taxed on interest on your debt security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.
     Interest paid by us on the debt securities is income from sources outside the United States, subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit.
     Purchase, Sale and Retirement of the Debt Securities.  Your tax basis in your debt security generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your debt securities equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your debt securities. Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

     United States Alien Holders
     This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a debt security and you are, for United States federal income tax purposes:
•	a nonresident alien individual,

•	a foreign corporation,

•	a foreign partnership, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debt security.
     If you are a United States holder, this subsection does not apply to you.
     Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a debt security, interest on a debt security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:
•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both
•	have an office or other fixed place of business in the United States to which the interest is attributable and

•	derive the interest in the active conduct of a banking, financing or similar business within the United States.
     Purchase, Sale, Retirement and Other Disposition of the Debt Securities.  If you are a United States alien holder of a debt security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a debt security unless:
•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.
     For purposes of the United States federal estate tax, the debt securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.
     Backup Withholding and Information Reporting
     If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:
•	payments of principal and interest on a debt security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a debt security effected at a United States office of a broker.

     Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:
•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.
     If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:
•	payments of principal and interest made to you outside the United States by us or another non-United States payor and

•	other payments of principal and interest and the payment of the proceeds from the sale of a debt security effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:
•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:
•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or
•	you otherwise establish an exemption.
     Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a debt security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:
•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

     In addition, a sale of a debt security effected at a foreign office of a broker will be subject to information reporting if the broker is:
•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:
•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.
PLAN OF DISTRIBUTION
     We may sell the securities described in this prospectus to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents, which agents may be affiliated with us. Any such underwriter or agent involved in the offer and sale of the securities will be named in the accompanying prospectus supplement.
     We may sell our guarantees separately from our debt securities to guarantee certain obligations associated with the securities of third party issuers. In such cases, we may sell the guarantees in the same transaction as the sale of the underlying security or we may sell the guarantee independently to guarantee the obligations of outstanding securities of third party issuers.
     Sales of securities offered pursuant to any prospectus supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers of securities for whom they may act as agent.
     Any underwriting compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts, concessions or commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the U.S. Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with CAF, to indemnification against and contribution toward certain civil liabilities, including liabilities under the U.S. Securities Act of 1933.
     Unless otherwise specified in the prospectus supplement, each series of securities will be a new issue with no established trading market. We may elect to list any series of securities on any exchange, but we are not obligated to do so.

     One or more underwriters may make a market in a series of securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. Neither we nor any underwriter can give assurances as to the liquidity of the trading market for the securities.
     Certain of the underwriters, agents and their affiliates may be customers of, engage in transactions with and perform services for CAF in the ordinary course of business.
VALIDITY OF THE DEBT SECURITIES
     In connection with particular offerings of the debt securities in the future, and if stated in the applicable prospectus supplements, the validity of those debt securities will be passed upon for us by Sullivan & Cromwell LLP, Washington, D.C., and for any underwriters or agents by counsel named in the applicable prospectus supplement. Sullivan & Cromwell LLP and counsel to the underwriters or agents may rely as to certain matters on the opinion of our General Legal Counsel.
VALIDITY OF THE GUARANTEES
     The validity of the guarantees will be passed upon on behalf of us by counsel to be named in the applicable prospectus supplement. The validity of the guarantees will be passed upon on behalf of the underwriters by counsel to be named in the applicable prospectus supplement.
INDEPENDENT AUDITORS
     The balance sheets as of December 31, 2007 and 2006 and the related statements of income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007 included in this prospectus, have been audited by KPMG, independent registered public accounting firm, as stated in their report appearing elsewhere herein.
AUTHORIZED REPRESENTATIVE
     Our authorized representative in the United States of America is Puglisi & Associates. The address of the authorized representative in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.
WHERE YOU CAN FIND MORE INFORMATION
     This registration statement of which the prospectus forms a part, including its various exhibits, is available to the public over the internet at the SEC’s website: http://www.sec.gov. You may also read and copy these documents at the Securities and Exchange Commission’s Public Reference Room, at the following address:
SEC Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549
     Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about how to access the documents we have filed with it.

     The information set forth herein, except the information appearing in the section entitled “The Regional Shareholder Countries”, is stated on the authority of the Acting Executive President of CAF, in his duly authorized capacity as Acting Executive President.

CORPORACIÓN ANDINA DE FOMENTO
By:	/s/ Hugo Sarmiento Kohlenberger
Hugo Sarmiento Kohlenberger
Acting Executive President

INDEX TO FINANCIAL STATEMENTS

Management’s Report on the Effectiveness of Internal Control Over Financial Reporting	F-2

Independent Accountants’ Report on Management’s Assertion on Effectiveness of Internal Control Over Financial Reporting	F-3

Independent Auditor’s Report	F-4

Audited Financial Statements	F-5

Unaudited Interim Financial Information	F-31

Management’s Report on the Effectiveness of Internal Control
Over Financial Reporting
     The Management of Corporación Andina de Fomento (CAF) (the “Corporation”) is responsible for establishing and maintaining effective internal control over financial reporting in the Corporation. Management has evaluated the Corporation’s internal control over financial reporting as of December 31, 2007, based on the criteria for effective internal control determined in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
     Management has assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2007. Based on this assessment, Corporation’s Management concluded that the Corporation’s internal process over financial reporting was effective as of December 31, 2007.
     There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the deception or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.
     The Corporation’s financial statements as of December 31, 2007, have been audited by an independent registered public accounting firm, which has also issued an attestation report on management’s assertion on the effectiveness of the Corporation’s internal control over financial reporting. The attestation report, which is included here in this document, expresses an unqualified opinion on management’s assertion on the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2007.

L. Enrique García	Hugo Sarmiento K.

Executive President	Chief Financial Officer
Marcos Subía G.
Accounting and Budget Director
January 28, 2008

Independent Accountants’ Report on Management’s Assertion on
Effectiveness of Internal Control Over Financial Reporting
The Board of Directors and Stockholders of
Corporación Andina de Fomento (CAF):
     We have examined management’s assertion included in the accompanying Management’s Report on the Effectiveness of Internal Control over Financial Reporting that, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO Report), Corporación Andina de Fomento (CAF) maintained effective internal control over financial reporting as of December 31, 2007. CAF’s management is responsible for maintaining effective internal control over financial reporting and for its assertion on the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assertion based on our examination.
     Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants (AICPA) and, accordingly, included obtaining an understanding of internal control over financial reporting, testing, and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.
     Because of inherent limitations in any internal control, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assertion that Corporación Andina de Fomento maintained effective internal control over financial reporting as of December 31, 2007 is fairly stated, in all material respects, based on the criteria established in the COSO Report.
KPMG
January 28, 2008
Caracas, Venezuela

Independent Auditor’s Report
The Board of Directors and Stockholders of
Corporación Andina de Fomento (CAF):
We have audited the accompanying balance sheets of Corporación Andina de Fomento (CAF) as of December 31, 2007 and 2006, and the related statements of income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporación Andina de Fomento (CAF) as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with U.S. generally accepted accounting principles.
KPMG
January 28, 2008
Caracas, Venezuela

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Balance Sheets
December 31, 2007 and 2006
(In thousands of U.S. dollars)

	Note	2007	2006
Assets

Cash and due from banks		3,735	8,997
Deposits with banks	2	325,025	353,442
Marketable securities
Trading	3	882,726	1,001,618
Held-to-maturity	3	1,099,801	356,128
Securities purchased under resale agreements		36,400	—
Other investments	2	109,868	210,430
Loans	4	9,547,987	8,097,472
Less loan commissions, net of origination costs		46,940	59,982
Less allowance for losses	4	168,257	188,608

Loans, net		9,332,790	7,848,882

Equity investments	5	74,317	93,426
Interest and commissions receivable		231,510	226,530
Property and equipment	6	23,816	23,931
Other assets	7	477,199	316,109

Total assets		12,597,187	10,439,493

Liabilities and Stockholders’ Equity

Deposits	8	1,521,047	449,797
Commercial paper	9	888,246	773,354
Advances and short-term borrowings		398,931	339,256
Bonds	10	4,637,140	4,362,161
Borrowings and other obligations	11	808,487	559,135
Accrued interest and commissions payable		153,938	136,878
Accrued expenses and other liabilities	12	62,089	126,185

Total liabilities		8,469,878	6,746,766

Subscribed and paid-in capital (authorized capital US$5,000 million)		2,014,750	1,870,615
Additional paid-in capital		234,355	256,707
Reserves		1,477,405	1,244,752
Retained earnings		400,799	320,653

Total stockholders’ equity	14	4,127,309	3,692,727
Total liabilities and stockholders’ equity		12,597,187	10,439,493

See accompanying notes to the financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Statements of Income
Years ended December 31, 2007, 2006 and 2005
(In thousands of U.S. dollars)

	Note		2007	2006	2005
Interest income
Loans	1	(f)	700,397	600,784	462,716
Investments and deposits with banks	1	(e)	89,588	95,830	59,433
Loan commissions	1	(f)	33,428	38,892	25,423

Total interest income			823,413	735,506	547,572

Interest expense
Deposits			34,605	20,587	12,319
Commercial paper			51,254	28,831	15,789
Advances and short-term borrowings			23,469	13,804	12,986
Bonds			262,991	264,424	188,551
Borrowings and other obligations			36,319	31,077	21,069
Commissions			5,291	5,350	4,871

Total interest expense			413,929	364,073	255,585

Net interest income			409,484	371,433	291,987
Provision for (credit to) allowance for loan losses	4		(23,133)	19,000	(14,500)

Net interest income, after provision for (credit to) allowance for loan losses			432,617	352,433	306,487
Non-interest income
Other commissions			3,960	4,090	5,814
Dividends and equity in earnings of investees			16,937	5,126	13,358
Gain on sale of equity investments			8,878	—	—
Ineffectiveness arising from fair value hedges			—	4,372	—
Other income			1,993	1,399	1,721

Total non-interest income			31,768	14,987	20,893

Non-interest expenses
Administrative expenses			51,195	46,414	42,640
Ineffectiveness arising from fair value hedges			12,278	—	1,146
Impairment charge for equity investments	5		82	190	24
Other expenses			31	163	332

Total non-interest expenses			63,586	46,767	44,142

Net income			400,799	320,653	283,238

See accompanying notes to the financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Statements of Stockholders’ Equity
Years ended December 31, 2007, 2006 and 2005
(In thousands of U.S. dollars)

				Reserve pursuant to
		Subscribed and	Additional		Article No. 42		Retained
	Note	paid-in capital	paid-in capital	General reserve	of by-laws	Total reserves	earnings	Total stockholders equity
Balances at December 31, 2004		1,498,675	220,072	660,067	206,074	866,141	207,753	2,792,641
Capital increase	14	95,110	107,552	—	—	—	—	202,662
Stock dividends	14	88,100	(88,100)	—	—	—	—	—
Net income	14	—	—	—	—	—	283,238	283,238

Appropriated for general reserve	14	—	—	145,573	—	145,573	(145,573)	—
Appropriated for reserve pursuant to Article No. 42 of by-laws	14	—	—	—	20,800	20,800	(20,800)	—
Allocations to stockholders’ funds	15	—	—	—	—	—	(41,380)	(41,380)

Balances at December 31, 2005		1,681,885	239,524	805,640	226,874	1,032,514	283,238	3,237,161
Capital increase	14	95,355	110,558	—	—	—	—	205,913

Stock dividends	14	93,375	(93,375)	—	—	—	—	—
Net income	14	—	—	—	—	—	320,653	320,653
Appropriated for general reserve	14	—	—	183,738	—	183,738	(183,738)	—
Appropriated for reserve pursuant to Article No. 42 of by-laws	14	—	—	—	28,500	28,500	(28,500)	—
Allocations to stockholders’ funds	15	—	—	—	—	—	(71,000)	(71,000)

Balances at December 31, 2006		1,870,615	256,707	989,378	255,374	1,244,752	320,653	3,692,727
Capital increase	14	50,650	71,133	—	—	—	—	121,783

Stock dividends	14	93,485	(93,485)	—	—	—	—	—
Net income	14	—	—	—	—	—	400,799	400,799
Appropriated for general reserve	14	—	—	200,553	—	200,553	(200,553)	—
Appropriated for reserve pursuant to Article No. 42 of by-laws	14	—	—	—	32,100	32,100	(32,100)	—
Allocations to stockholders’ funds	15	—	—	—	—	—	(88,000)	(88,000)

Balances at December 31, 2007		2,014,750	234,355	1,189,931	287,474	1,477,405	400,799	4,127,309

See accompanying notes to the financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Statements of Cash Flows
Years ended December 31, 2007, 2006 and 2005
(In thousands of U.S. dollars)

	Note	2007	2006	2005
Cash flows from operating activities
Net income		400,799	320,653	283,238

Adjustments to reconcile net income to net cash provided by (used in) operating activities
Loss (gain) on sale of trading securities	3	1,150	(4)	(56)
Amoritization of loan commissions, net of origination costs		(21,464)	(13,764)	(13,655)
Provision for (credit to) allowance for loan losses	4	(23,133)	19,000	(14,500)
Impairment charge for equity investments	5	82	190	24
Equity in earnings of investees		(16,110)	(2,447)	(8,273)
Gain on sale of equity investments		(8,878)	—	—
Amortization of deferred charges		2,472	2,971	3,138
Depreciation of property and equipment	6	3,477	3,234	3,115
Loss on sale of property and equipment		—	—	37
Provision for employees’ severance indemnities and benefits		5,928	5,476	4,544
Provision for employees’ savings plan		1,465	1,491	1,497
Net changes in operating assets and liabilities
Severance indemnities paid or advanced		(2,360)	(3,055)	(2,863)
Employees’ savings plan paid or advanced		(876)	(606)	(1,532)
Trading securities, net	3	117,742	103,954	(87,796)
Interest and commissions receivable		(4,980)	(44,591)	(30,892)
Other assets		(64)	5,987	(11,517)
Accrued interest and commissions payable		17,060	25,924	15,097
Accrued expenses and other liabilities		(5,526)	(46,261)	(61,395)

Total adjustments and net changes in operating assets and liabilities		65,985	57,499	(205,027)

Net cash provided by operating activities		466,784	378,152	78,211

Cash flows from investing activities
Purchases of held-to-maturity securities	3	(3,825,725)	(1,692,804)	(732,383)
Maturities of held-to-maturity securities	3	3,082,052	1,424,561	810,860
Securities purchased under resale agreements		(36,400)	—	—
Purchase of other investments	2	(368,918)	(588,132)	(634,244)
Maturities of other investments	2	469,480	636,278	546,189
Loan origination and principal collections, net	4	(1,439,338)	(669,082)	(175,832)
Sale of equity investments	5	44,015	23,477	5,738
Purchases of property and equipment	6	(3,362)	(16,179)	(1,489)

Net cash used in investing activities		(2,078,196)	(881,881)	(181,161)

Carried forward		(1,611,412)	(503,729)	(102,950)

See accompanying notes to the financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Statements of Cash Flows, Continued
Years ended December 31, 2007, 2006 and 2005
(In thousands of U.S. dollars)

	Note	2007	2006	2005
Brought forward		(1,611,412)	(503,729)	(102,950)

Cash flows from financing activities
Net increase in deposits		1,071,250	63,378	181,073
Net increase in commercial paper		115,490	60,182	3,213
Proceeds from advances and short-term borrowings		1,262,019	864,993	997,624
Repayments of advances and short-term borrowings		(1,201,502)	(969,444)	(1,056,878)
Proceeds from issuance of bonds	10	718,428	810,228	584,332
Repayment of bonds	10	(671,396)	(504,678)	(724,624)
Proceeds from borrowings and other obligations	11	374,043	154,227	20,000
Repayment of borrowings and other obligations	11	(124,382)	(83,942)	(99,504)
Distributions to stockholders’ funds	15	(88,000)	(71,000)	(41,380)
Proceeds from issuance of shares	14	121,783	205,913	202,662

Net cash provided by financing activities		1,577,733	529,857	66,518

Net increase (decrease) in cash and cash equivalents		(33,679)	26,128	(36,432)
Cash and cash equivalents at beginning of year		362,439	336,311	372,743

Cash and cash equivalents at end of year		328,760	362,439	336,311

Consisting of:
Cash and due from banks		3,735	8,997	1,740
Deposits with banks		325,025	353,442	334,571

		328,760	362,439	336,311

Supplemental disclosure:
Interest paid during the year		386,469	327,725	235,717

Non-cash financing activities:
Change in other assets due to fair value hedging relationships		151,221	70,044	(410,761)
Change in other liabilities due to fair value hedging relationships		(62,727)	68,077	2,781

See accompanying notes to the financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements

December 31, 2007, 2006 and 2005

(In thousands of U.S. dollars)
(1)	Significant Accounting Policies
(a)	Description of Business

Corporación Andina de Fomento (“CAF” or the “Corporation”) commenced operations on June 8, 1970 and is a multilateral financial institution established under public international law which abides by the provisions of its by-laws. Series “A” and “B” Shareholder countries are: Bolivia, Colombia, Ecuador, Peru and Venezuela. Series “C” Shareholder countries are: Argentina, Brazil, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Paraguay, Panama, Spain, Trinidad and Tobago and Uruguay. In addition, there are 15 banks which are Series “B” shareholders. The Corporation has its headquarters in Caracas, Venezuela.

The Corporation’s principal activity is to provide short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in its member countries.
(b)	Financial Statements Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles and the functional currency is the U.S. dollar.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Foreign Currency Transactions

Transactions in currencies other than U.S. dollars are translated at exchange rates prevailing on the international market at the dates of the transactions. Foreign currency balances are translated at year-end exchange rates. Any gains or losses on foreign exchange including related hedge effects are included the statement of income and are not significant.

(d)	Cash Equivalents

Cash equivalents are defined as cash due from banks and short-term deposits with an original maturity of three months or less.

(e)	Marketable Securities

The Corporation classifies its debt securities in one of two categories: trading or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities which the Corporation has the ability and intent to hold until maturity.

Trading securities are recorded at fair value. Unrealized gains and losses on trading securities are included in earnings.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. A decline in the market value of any held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount. The impairment is charged to income and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method.

Dividend and interest income are recognized when received and earned, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements

December 31, 2007, 2006 and 2005

(In thousands of U.S. dollars)
(f)	Loans

The Corporation grants short, medium and long-term loans to finance projects, working capital, trade activities and undertake feasibility studies for investment opportunities in its member countries. Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, less the allowance for loan losses and loan commissions net of origination costs. Interest income is accrued on the unpaid principal balance. Loan commission fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method and are presented as loan commissions in the statement of income.

The accrual of interest on loans is discontinued at the time a private sector loan is 90 days (180 days for public sector loans) delinquent unless the credit is well-secured and in process of collection.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The nonaccrual loans are considered impaired. Factors considered by management in determining impairment include payments status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

(g)	Equity Investments

CAF participates with equity investments in companies and investment funds in strategic sectors, with a view to promoting the development of such companies and their participation in the securities markets and to serve as a catalytic agent in attracting resources into the Shareholder countries.

Equity investments are accounted for using the equity method or at cost. If the Corporation has the ability to exercise significant influence over the operating and financial policies of the investee, which is generally presumed to exist at a 20% of equity ownership level, the equity investments are accounted for using the equity method. Under the equity method, the carrying value of the equity investment is adjusted for its proportionate share of earnings or losses, dividends received and certain other transactions of the investee company.

A decline in the market value of any equity investment accounted for at cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to income and a new cost basis for the investment is established.

(h)	Allowance for Loan Losses

The allowance for loan losses is maintained at a level the Corporation believes is adequate but not excessive to absorb probable losses inherent in the loan portfolio as of the date of the financial statements. The general allowance for loan losses is established by the Corporation based on the individual risk rating for the long term foreign currency debt of the borrower countries which is assigned by the international risk rating agencies as of the date of the financial statements preparation. This country risk rating considers a default probability. In the case of sovereign loan portfolio a factor of preferred creditor status is also considered.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements

December 31, 2007, 2006 and 2005

(In thousands of U.S. dollars)
A specific allowance is established by the Corporation for those loans that are considered impaired. A loan is considered as impaired when based on currently available information and events, there exists the probability that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan by loan basis based on the present value of expected future cash flows, discounted at the loans effective interest rate.

Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

(i)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation, calculated on the straight-line method, is charged to operations over the estimated useful lives of assets.

(j)	Employees’ Severance Indemnities

The Corporation accrues for employees’ severance indemnities in accordance with the Corporation’s personnel regulations and the Partial Reform of the Organic Labor Law of the Bolivarian Republic of Venezuela, which establish that employees are entitled to an indemnity upon the termination of employment, equivalent to five days remuneration for each month of service, plus two days for each year of service up to a maximum of 30 days, commencing from the second year. Under certain circumstances the reformed law also provides for the payment for unjustified dismissal. The accrual is presented net of advances and interest is paid annually on the outstanding balance.

(k)	Pension Plan

The Corporation established in March 2005 a defined benefit pension plan (the Plan). The Plan is contributory and the benefits are based on years of service and the average employee’s salary for the three consecutive years of service with the highest salary.

(l)	Derivative Instruments and Hedging Activities

All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Corporation designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge). The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Corporation discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in income. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until income is affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either income or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements

December 31, 2007, 2006 and 2005

(In thousands of U.S. dollars)
The Corporation discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Corporation continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Corporation continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in income. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Corporation continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in income. In all situations in which hedge accounting is discontinued, the Corporation continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in income.

(m)	Recent Accounting Pronouncements

In September, 2006 the FASB issued SFAS N° 157, “Fair Value Measurements.” SFAS N° 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. SFAS N° 157 applies when other accounting pronouncements require or permit fair value measurements. SFAS N° 157 is effective for fiscal years beginning after November 15, 2007. The application of SFAS N° 157 is not expected to have any material impact on the Corporation’s financial statements.

In February, 2007 the FASB issued SFAS N° 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement N° 115.” SFAS N° 159 permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. SFAS N°159 contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. SFAS N° 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Corporation is evaluating the impact of the possible adoption of SFAS N° 159 on the Corporation’s financial statements.
(2)	Deposits with Banks and Other Investments

Deposits with banks mature in three months or less and include the following:

	December 31
	2007	2006
U.S. dollars	324,549	350,820
Other currencies	476	2,622

	325,025	353,442

Deposits with maturities over 90 days are reported in the balance sheets as other investments.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements

December 31, 2007, 2006 and 2005

(In thousands of U.S. dollars)
(3)	Marketable Securities

Trading Securities

A summary of trading securities follows:

		Average
		maturity	Average
	Amount	(years)	yield (%)
At December 31, 2007 -
U. S. Treasury Notes	61,965	0.04	4.38
Bonds of non-U.S. governments and government entities	191,449	0.25	6.33
Financial institutions and corporate securities	629,312	1.29	2.00

	882,726	0.97	4.98

At December 31, 2006 -
U. S. Treasury Notes	49,904	0.42	3.24
Bonds of non-U.S. governments and government entities	149,648	1.61	6.07
Financial institutions and corporate securities	802,066	1.53	5.47

	1,001,618	1.49	5.45

Trading securities include net unrealized losses of US$6,803, gains of US$167, gains of US$332 and US$391 at December 31, 2007, 2006 and 2005, respectively.
Held-to-Maturity Securities
A summary of held-to-maturity securities follows:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding
	cost	gains	losses	Fair value
At December 31, 2007 -
Bonds of non-U.S. governments and government entities	36,205	2	(6)	36,201
Financial institutions and corporate securities	1,063,596	—	(309)	1,063,287

	1,099,801	2	(315)	1,099,488

At December 31, 2006 -
Bonds of non-U.S. governments and government entities	60,483	17	—	60,500
Financial institutions and corporate securities	295,645	—	—	295,645

	356,128	17	—	356,145

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements

December 31, 2007, 2006 and 2005

(In thousands of U.S. dollars)
Held-to-maturity securities mature as follows:

	December 31
	2007	2006
Remaining Maturities -
Less than one year	1,099,801	316,644
Between one and two years	—	14,996
Between two and three years	—	10,496
Between three and four years	—	13,992

	1,099,801	356,128

(4)	Loans

Loans include short, medium and long-term loans to finance projects, working capital and trade activities. The majority of the loan contracts have been subscribed with the Series “A” and “B” Shareholder countries, or with private institutions or companies of these countries.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements

December 31, 2007, 2006 and 2005

(In thousands of U.S. dollars)
Loans by country are summarized as follows:

	Bolivia	Colombia	Ecuador	Peru	Venezuela	Other	Total
At December 31, 2007 -
Loans	1,040,036	1,633,002	2,149,450	1,804,853	1,469,836	1,450,810	9,547,987

At December 31, 2006 -
Loans	1,024,293	1,619,530	1,370,785	1,801,741	1,723,523	557,573	8,097,445

Fair value adjustments on hedging activities							27

Carrying value of loans							8,097,472

Fair value adjustments to the carrying value of loans represent adjustments to the carrying value of transactions in designated fair value hedging relationships.
At December 31, 2007 and 2006, loans in other currencies were granted for an equivalent of US$2,337 and US$4,066, respectively, principally in Peruvian nuevos soles. At December 31, 2007 and 2006, loans include fixed interest rate loans of US$54,282 and US$78,987, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements

December 31, 2007, 2006 and 2005

(In thousands of U.S. dollars)
The loan portfolio composition and average yield of loans disbursed and outstanding are summarized below:

	December 31
	2007		2006
		Average		Average
	Amount	yield (%)	Amount	yield (%)
Loans	9,547,987	7.22	8,097,445	8.19
Loans by industry segments are as follows:

	2007	%	2006	%
Agriculture, hunting and forestry	113,399	1	142,056	2
Exploitation of mines and quarries	70,000	1	60,000	1
Manufacturing industry	278,644	3	193,379	2
Supply of electricity, gas and water	1,079,173	11	908,160	11
Transport, warehousing and communications	3,053,811	32	3,189,947	39
Commercial banks	1,636,937	17	460,089	6
Development banks	106,260	1	266,468	3
Social and other infrastructure programs	3,196,974	33	2,850,809	35
Other activities	12,789	1	26,537	1

	9,547,987	100	8,097,445	100

Loans mature as follows:

	December 31
	2007	2006
Remaining maturities -
Less than one year	2,290,503	1,438,002
Between one and two years	964,836	997,762
Between two and three years	827,646	991,247
Between three and four years	884,622	848,419
Between four and five years	868,709	839,428
Over five years	3,711,671	2,982,587

	9,547,987	8,097,445

At December 31, 2007 and 2006, all loans were performing except for certain loans that were classified as impaired and were in nonaccrual status. The average recorded investment in impaired loans during the years ended December 31, 2007 and 2006 was approximately US$30 and US$199, respectively.
Had these loans not been in impairment status, income for the year ended December 31, 2006 would have increased by US$16. In 2007 the results would not have been materially impacted.
Loan Participations and A/B Loans
The Corporation administers loan participations provided to clients, and assumes the credit risk only for that portion of the loan owned by the Corporation. During 2006, the Corporation administered loans of this nature whereby other financial institutions provided funds amounting to US$69,833.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements

December 31, 2007, 2006 and 2005

(In thousands of U.S. dollars)
Allowance for Loan Losses
Movements of the allowance for loan losses follow:

	December 31
	2007	2006	2005
Balances at beginning of year	188,608	161,629	181,801
Provision for (credit to) results of operations	(23,133)	19,000	(14,500)
Recoveries	2,970	9,043	4,696
Loans charged-off	(188)	(1,064)	(10,368)

Balances at end of year	168,257	188,608	161,629

(5)	Equity Investments

A summary of equity investments follows:

	December 31
	2007	2006
Direct investments in companies (including investments accounted for using the equity method of US$5,727 and US$5,668, at December 31, 2007 and 2006, respectively)	14,389	10,371
Investment funds (including investments accounted for using the equity method of US$47,458 and US$62,197, at December 31, 2007 and 2006, respectively)	59,928	83,055

	74,317	93,426

The Corporation recorded an impairment charge of US$82, US$190 and US$24 for the years ended December 31, 2007, 2006 and 2005, respectively, related to equity investments accounted for at cost.
(6)	Property and Equipment

A summary of property and equipment follows:

	December 31
	2007	2006
Land	14,069	14,069
Buildings	19,353	19,353
Buildings improvements	13,686	10,939
Furniture and equipment	8,996	8,298
Vehicles	334	328

	56,438	52,987
Less accumulated depreciation	32,622	29,056

	23,816	23,931

Depreciation is provided for property and equipment on the straight-line method over the estimated useful lives of the respective classes of assets, as follows:

Buildings	15 years
Buildings improvements	5 years
Furniture and equipment	2 to 5 years
Vehicles	5 years

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements

December 31, 2007, 2006 and 2005

(In thousands of U.S. dollars)
(7)	Other Assets

A summary of other assets follows:

	December 31
	2007	2006
Deferred charges	31,859	27,170
Derivative assets (see Note 17)	436,585	285,364
Other assets	8,755	3,575

	477,199	316,109

(8)	Deposits

The Corporation’s deposits of US$1,521,047 at December 31, 2007 mature in 2008 (US$449,797 at December 31, 2006 — matures in 2007). At December 31, 2007 and 2006, the interest rates on deposits ranged from 4.33% to 5.33% and from 5.18% to 5.44%, respectively.

(9)	Commercial Paper

The Corporation’s commercial paper of US$888,246 at December 31, 2007 matures in 2008 (US$773,354 at December 31, 2006 — matures in 2007). At December 31, 2007 and 2006, the interest rates on commercial paper ranged from 4.49% to 7.02% and from 3.62% to 5.43%, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements

December 31, 2007, 2006 and 2005

(In thousands of U.S. dollars)
(10)	Bonds

An analysis of bonds follows:

	December 31
	2007			2006
	Principal outstanding		Weighted	Principal outstanding		Weighted
			average			average
	At original	At spot	cost, after	At original	At spot	cost, after
	exchange	exchange	swaps (%)	exchange	exchange	swaps (%)
	rate	rate	(Year-end)	rate	rate	(Year-end)
U.S. dollars	2,496,144	2,496,144	6.20	2,630,340	2,630,340	6.34
Yen	474,651	486,941	5.66	184,332	168,011	5.96
Colombian Pesos	100,000	135,298	4.96	100,000	121,500	5.43
Pounds Sterling	63,375	81,447	7.98	63,405	79,783	7.97
Euros	711,489	956,485	5.83	998,659	1,187,727	6.25
Mexican Pesos	68,807	68,897	5.33	—	—	—
Peruvian Nuevos Soles	75,748	82,938	5.80	75,748	77,698	5.87
Venezuelan Bolivars	209,302	209,302	4.94	100,000	100,000	5.28

	4,199,516	4,517,452		4,152,484	4,365,059

Fair value adjustments on hedging activities		119,688			(2,898)

Carrying value of bonds		4,637,140			4,362,161

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements

December 31, 2007, 2006 and 2005

(In thousands of U.S. dollars)
Fair value adjustments to the carrying value of bonds represent adjustments to the carrying value of transactions in designated fair value hedging relationships.
A summary of the bonds issued, by remaining maturities, follows:

	December 31
	2007	2006
Remaining maturities -
Less than one year	137,131	499,593
Between one and two years	576,348	137,646
Between two and three years	371,305	734,703
Between three and four years	783,722	162,709
Between four and five years	761,539	783,869
Over five years	1,569,471	1,833,964

	4,199,516	4,152,484

At December 31, 2007 and 2006, fixed interest rate bonds amounted to US$3,193,182 and US$2,894,621, respectively, of which US$941,182 and US$758,896, respectively, are denominated in yen, pounds sterling, euros, Colombian pesos and Peruvian nuevos soles.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements

December 31, 2007, 2006 and 2005

(In thousands of U.S. dollars)
(11)	Borrowings and Other Obligations

An analysis of borrowings and other obligations and their weighted average cost, follows:

	December 31
	2007			2006
	Principal outstanding			Principal outstanding
			Weighted average			Weighted average
	At original	At spot exchange	cost, after swaps	At original exchange	At spot exchange	cost, after swaps
	exchange rate	rate	(%) (Year-end)	rate	rate	(%) (Year-end)
U.S. dollars	799,352	799,352	5.39	539,092	539,092	5.84
Yen	3,922	4,427	6.56	11,766	12,601	4.18
Euros (at spot rate)	654	654	4.80	1,899	1,899	5.41
Peruvian Nuevos Soles	2,337	2,337	5.90	4,066	4,066	5.99
Other currencies (at spot rate)	2,042	2,042	—	1,823	1,823	—

	808,307	808,812		558,646	559,481

Fair value adjustments on hedging activities		(325)			(346)

Carrying value of borrowings and other obligations		808,487			559,135

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2007, 2006 and 2005
(In thousands of U.S. dollars)
Fair value adjustments to the carrying value of borrowings and other obligations represent adjustments to the carrying value of transactions in designated fair value hedging relationships.

At December 31, 2007 and 2006, there are fixed interest-bearing borrowings and other obligations amounting to US$14,514 and US$20,322, respectively.

At December 31, 2007, borrowing and other obligations include advances for US$120,000 with maturities over one year. Those advances cause interest between 4.61% and 5.13%.

Borrowings and other obligations, by remaining maturities, are summarized below:

	December 31
	2007	2006
Remaining maturities -
Less than one year	191,285	104,880
Between one and two years	144,244	57,072
Between two and three years	114,516	144,703
Between three and four years	120,910	28,996
Between four and five years	42,424	105,889
Over five years	194,928	117,106

	808,307	558,646

Some borrowing agreements contain covenants conditioning the use of the funds for specific purposes or projects.

At December 31, 2007 and 2006 there were unused term credit facilities amounting to US$223,700 and US$227,700, respectively.
(12)	Accrued Expenses and Other Liabilities

A summary of accrued expenses and other liabilities follows:

	December 31
	2007	2006
Employees’ severance indemnities, benefits and savings plan	48,964	42,157
Derivative liabilities (see Note 17)	8,131	70,858
Deferred income	2,942	2,442
Other liabilities	2,052	10,728

	62,089	126,185

(13)	Pension Plan

The Corporation established in March 2005 a defined benefit pension plan (the Plan) which is mandatory for all new employees as of the date of implementation of the Plan and voluntary for all other employees. The Plan is contributory and the benefits are based on years of service and the average employee’s salary for the three consecutive years of service with the highest salary. The employees make monthly contributions to the Plan equal to 7% of their salary. Voluntary participants must contribute to the Plan certain withheld benefits. The Plan has 109 participants.

The measurement date used to determine pension benefit measures for the Plan is December 31.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2007, 2006 and 2005
(In thousands of U.S. dollars)
The Plan’s benefit obligation (PBO) and assets as of December 31, 2007 and 2006 follow:

	December 31
	2007	2006
Plan’s benefit obligation (PBO)	577	189
Assets	577	189

Weighted-average assumptions used to determine net benefit cost from the origination of the Plan to December 31, 2007 and 2006 follow:

Discount rate	4%
Expected long-term rate of return on Plan assets	4%
Rate of salary increase	3%

(14)	Stockholders’ Equity

Authorized Capital

The authorized capital of the Corporation at December 31, 2007, 2006 and 2005 amounts to US$5,000,000, distributed among Series “A”, “B” and “C” shares.

Subscribed Callable Capital

The payment of subscribed callable capital will be as required, with prior approval of the Board of Directors, in order to meet financial obligations of the Corporation, when internal resources are inadequate.

Shares

The Corporation’s shares are classified as follows:

Series “A” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities with social or public objectives of: Bolivia, Colombia, Ecuador, Peru and Venezuela. These shares grant the right of representation on the Corporation’s board of one principal director and one alternate director per share. Series “A” shares have a par value of US$1,200.

Series “B” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities and commercial banks of: Bolivia, Colombia, Ecuador, Peru and Venezuela. These shares grant the right of representation on the Corporation’s board of one principal director and one alternate director. Also, the commercial banks are entitled to one principal director and one alternate director on the board. Series “B” shares have a par value of US$5.

Series “C” shares: Subscribed by legal entities or individuals belonging to countries other than Bolivia, Colombia, Ecuador, Peru and Venezuela. These shares provide for representation on the board of directors of the Corporation of two principal directors and their respective alternates, who are elected by the holders of these shares. Series “C” shares have a par value of US$5.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2007, 2006 and 2005
(In thousands of U.S. dollars)
A summary of the movement in subscribed and paid-in capital for the years ended December 31, 2007, 2006 and 2005, follows:

	Number of Shares			Amounts
	Series	Series	Series	Series	Series	Series
	“A”	“B”	“C”	“A”	“B”	“C”	Total
At December 31, 2004	5	269,722	28,813	6,000	1,348,610	144,065	1,498,675
Dividends in shares	—	15,931	1,689	—	79,655	8,445	88,100
Issued for cash	—	14,926	4,096	—	74,630	20,480	95,110

At December 31, 2005	5	300,579	34,598	6,000	1,502,895	172,990	1,681,885
Dividends in shares	—	16,747	1,928	—	83,735	9,640	93,375
Issued for cash	—	15,061	4,010	—	75,305	20,050	95,355

At December 31, 2006	5	332,387	40,536	6,000	1,661,935	202,680	1,870,615
Dividends in shares	—	16,675	2,022	—	83,375	10,110	93,485
Issued for cash	—	2,484	7,646	—	12,420	38,230	50,650

At December 31, 2007	5	351,546	50,204	6,000	1,757,730	251,020	2,014,750

Subscribed and paid-in capital is held as follows at December 31, 2007:

	Number of Shares			Amounts
Stockholder	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Bolivia	1	27,149	—	1,200	135,745	—	136,945
Colombia	1	98,473	—	1,200	492,365	—	493,565
Ecuador	1	27,975	—	1,200	139,875	—	141,075
Peru	1	98,839	—	1,200	494,195	—	495,395
Venezuela	1	98,837	—	1,200	494,185	—	495,385
Argentina	—	—	7,187	—	—	35,935	35,935
Brazil	—	—	12,520	—	—	62,600	62,600
Chile	—	—	4,112	—	—	20,560	20,560
Costa Rica	—	—	2,442	—	—	12,210	12,210
Dominican Republic	—	—	2,257	—	—	11,285	11,285
Jamaica	—	—	136	—	—	680	680
Mexico	—	—	3,499	—	—	17,495	17,495
Panama	—	—	1,746	—	—	8,730	8,730
Paraguay	—	—	1,356	—	—	6,780	6,780
Spain	—	—	11,586	—	—	57,930	57,930
Trinidad & Tobago		—	154	—	—	770	770
Uruguay	—	—	3,209	—	—	16,045	16,045
Commercial banks	—	273	—	—	1,365	—	1,365

	5	351,546	50,204	6,000	1,757,730	251,020	2,014,750

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2007, 2006 and 2005
(In thousands of U.S. dollars)
At December 31, 2007, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
Stockholder	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Bolivia	622	3,110			14,400	72,000
Colombia					50,400	252,000
Ecuador					14,400	72,000
Peru					50,400	252,000
Venezuela					50,400	252,000
Argentina			2,054	10,270
Chile							800	4,000
Dominican Republic			2,203	11,015
Mexico							1,600	8,000
Panama			506	2,530
Spain							40,000	200,000
Uruguay			705	3,525

	622	3,110	5,468	27,340	180,000	900,000	42,400	212,000

Subscribed and paid-in capital is held as follows at December 31, 2006:

	Number of Shares			Amounts
		Series			Series
Stockholder	Series “A”	“B”	Series “C”	Series “A”	“B”	Series “C”	Total
Bolivia	1	25,055	—	1,200	125,275	—	126,475
Colombia	1	92,198	—	1,200	460,990	—	462,190
Ecuador	1	26,632	—	1,200	133,160	—	134,360
Peru	1	94,121	—	1,200	470,605	—	471,805
Venezuela	1	94,120	—	1,200	470,600	—	471,800
Argentina	—	—	4,890	—	—	24,450	24,450
Brazil	—	—	11,924	—	—	59,620	59,620
Chile	—	—	310	—	—	1,550	1,550
Costa Rica	—	—	2,326	—	—	11,630	11,630
Dominican Republic	—	—	1,101	—	—	5,505	5,505
Jamaica	—	—	130	—	—	650	650
Mexico	—	—	3,333	—	—	16,665	16,665
Panama	—	—	1,663	—	—	8,315	8,315
Paraguay	—	—	1,292	—	—	6,460	6,460
Spain	—	—	11,035	—	—	55,175	55,175
Trinidad & Tobago	—	—	147	—	—	735	735
Uruguay	—	—	2,385	—	—	11,925	11,925
Commercial banks	—	261	—	—	1,305	—	1,305

	5	332,387	40,536	6,000	1,661,935	202,680	1,870,615

At December 31, 2006, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
Stockholder	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Bolivia	1,452	7,260			14,400	72,000
Colombia	1,654	8,270			50,400	252,000
Ecuador					14,400	72,000
Peru					50,400	252,000
Venezuela					50,400	252,000
Argentina			4,107	20,535
Chile							800	4,000
Dominican Republic			3,304	16,520
Mexico							1,600	8,000
Panama			506	2,530
Spain							40,000	200,000
Uruguay			1,410	7,050

	3,106	15,530	9,327	46,635	180,000	900,000	42,400	212,000

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2007, 2006 and 2005
(In thousands of U.S. dollars)
General Reserve

The general reserve was set-up to cover possible contingencies. The stockholders decided to increase the reserve by US200,553, US$183,738 and US$145,573 during the years ended December 31, 2007, 2006 and 2005, by appropriations from net income for the years ended December 31, 2006, 2005 and 2004, respectively.

Reserve Pursuant to Article No. 42 of the By-laws

The Corporation’s by-laws establish that at least 10% of annual net income is to be allocated to a reserve fund until that fund amounts to 50% of the subscribed capital. Additional allocations may be approved by the stockholders. At the stockholders meetings in March 2007, 2006 and 2005, it was authorized to increase the reserve by US$32,100, US$28,500 and US$20,800, from net income for the years ended December 31, 2007, 2006 and 2005, respectively.

(15)	Distributions to Stockholders’ Funds

The Corporation’s board distributes a portion of retained earnings to special funds, created to promote technical cooperation, sustainable human development and management of poverty relief funds.

In March 2007, 2006 and 2005, the stockholders agreed to allocate US$88,000, US$71,000 and US$41,380, from retained earnings at December 31, 2006, 2005 and 2004, respectively, to the stockholders’ funds.

(16)	Tax Exemptions

The Corporation is exempt from all taxes on income, properties and other assets. It is also exempt from liability related to the payment, withholding or collection of any tax or other levy.

(17)	Derivative Instruments and Hedging Activities

The Corporation seeks to match the maturities of its liabilities to the maturities of its loan portfolio. The Corporation utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign currency risk. The Corporation does not hold or issue derivative financial instruments for trading or speculative purposes.

By using derivative financial instruments to hedge exposures to changes in interest rate and foreign exchange rates, the Corporation exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Corporation, which creates credit risk for the Corporation. When the fair value of a derivative contract is negative, the Corporation owes the counterparty and, therefore, it does not possess credit risk. The Corporation minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is “A” or higher.

The market risk associated with interest rate and currency risk is managed by swapping loans and borrowings subject to fixed interest rates and denominated in foreign currency into floating interest rate instruments denominated in U.S. dollars. The Corporation enters into derivative instruments with market risk characteristics that are expected to change in a manner that will offset the economic change in value of specifically identified loans, bonds or borrowings and other obligations. Derivative contracts held by the Corporation consist of interest rate and cross-currency swaps and are designated as fair value hedges of specifically identified loans, bonds or borrowings and other obligations with fixed interest rates or non U.S. currency exposure.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2007, 2006 and 2005
(In thousands of U.S. dollars)
The following table presents the notional amount and fair values of interest rate swaps and cross-currency swaps and the underlying hedged items at December 31, 2007 and 2006:

	Notional amount		Fair value
		Cross-currency		Derivative
	Interest rate swap	swap	Derivative assets	liabilities
At December 31, 2007 -
Bonds	2,117,000	—	53,527	—
Bonds	—	1,703,770	381,247	6,284
Borrowings and other obligations	—	3,923	369	213
Commercial paper	—	149,981	1,442	871
Advances and short-term borrowings	—	74,417	—	763

	2,117,000	1,932,091	436,585	8,131

At December 31, 2006 -
Loans	15,000	—	—	32
Bonds	2,200,725	—	—	45,902
Bonds	—	1,521,876	282,809	23,877
Borrowings and other obligations	—	11,766	641	309
Commercial paper	—	192,263	1,914	738

	2,215,725	1,725,905	285,364	70,858

For the years ended December 31, 2007, 2006 and 2005 all of the Corporation’s derivatives which have been designated in hedging relationships were considered fair value hedges. The change in fair value of such derivative instruments and the change in fair value of hedged items attributable to risk being hedged is included in the statements of income.
(18)	Fair Value
The following table presents the carrying amounts and estimated fair values of the Corporation’s financial instruments at December 31, 2007 and 2006. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties:

	December 31
	2007		2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and due from banks	3,735	3,735	8,997	8,997
Deposits with banks	325,025	325,025	353,442	353,442
Trading securities	882,726	882,726	1,001,618	1,001,618
Held-to-maturity securities	1,099,801	1,099,488	356,128	356,145
Securities purchased under resale agreements	36,400	36,400	—	—
Other investments	109,868	109,868	210,430	210,430
Loans, net	9,332,790	9,337,914	7,848,882	7,853,270
Equity investments	74,317	74,317	93,426	93,426
Interest and commissions receivable	231,510	231,510	226,530	226,530
Derivative contracts (included in other assets)	436,585	436,585	285,364	285,364

Financial liabilities:
Deposits	1,521,047	1,521,047	449,797	449,797
Commercial paper	888,246	888,246	773,354	773,354
Advances and short-term borrowings	398,931	398,931	339,256	339,256
Bonds	4,637,140	4,640,000	4,362,161	4,366,054
Borrowings and other obligations	808,487	807,933	559,135	558,280
Derivative contracts (included in accrued expenses and other liabilities)	8,131	8,131	70,858	70,858
Accrued interest and commissions payable	153,938	153,938	136,878	136,878

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2007, 2006 and 2005
(In thousands of U.S. dollars)
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and due from banks, deposits with banks, other assets, deposits, commercial paper, advances and short-term borrowings, accrued interest and commissions, accrued expenses: The carrying amounts approximate fair value because of the short maturity of these instruments.

Marketable securities: The fair values of held-to-maturity securities are based on quoted market prices at the reporting date for those or similar securities. Trading securities are carried at fair value based on quoted market prices.

Loans: The Corporation is one of the few institutions that offer loans for development in the stockholder countries. A secondary market does not exist for the type of loans granted by the Corporation. As rates on variable rate loans and loan commitments are reset on a semiannual basis, the carrying value, adjusted for credit risk, was determined to be the best estimate of fair value. The fair value of fixed rate loans is determined using the current variable interest rate for similar loans.

Equity investments: The fair value of equity investments is determined based on a financial analysis of the investees.

Derivative assets and liabilities: Current market prices obtained from third party banks were used to estimate fair values of interest rate and foreign currency swap agreements.

Bonds, borrowings and other obligations: The fair value of bonds, borrowings and other obligations is determined using either broker quotes or current rates offered to the Corporation for similar debt of the same remaining maturities.

(19)	Commitments and Contingencies

Commitments and contingencies include the following:

	December 31
	2007	2006
Credit agreements subscribed	1,668,981	2,133,410
Lines of credit	2,248,424	1,232,221
Letters of credit	24,654	20,065
Guarantees	242,888	544,630

These commitments and contingencies result from the normal course of the Corporation’s business and are related principally to loans and loan equivalents that have been approved or committed for disbursement.

In the ordinary course of business the Corporation has entered into commitments to extend credit. Such financial instruments are recorded as commitments upon signing the corresponding contract and are reported in the financial statements when disbursements are made.

The contracts to extend credit have fixed expiration dates and in some cases expire without making disbursements. Also based on experience, parts of the disbursements are made up to two years after the signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

In the event the credit lines are not utilized, no additional cost is incurred by the Corporation.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2007, 2006 and 2005
(In thousands of U.S. dollars)
Guarantees mature as follows:

	December 31
	2007	2006
Less than one year	88,233	273,480
Between one and two years	—	—
Between two and three years	—	109,540
Over five years	154,655	161,610

	242,888	544,630

Guarantees result from the normal course of the Corporation’s business and usually take the form of partial guarantees to CAF’s clients, as a credit enhancement for their liabilities, as well as guarantees to third parties on behalf of the Corporation’s clients. CAF’s responsibility is usually limited to payment up to the amount of the guarantee upon default by the client. The carrying value of the guarantees at December 31, 2007 and 2006 was nil.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Unaudited Interim Financial Information
As of March 31, 2008 and December 31, 2007
Balance Sheets
(In thousands of U.S. dollars)

	March 31,	December 31,
	2008	2007
	(unaudited)
ASSETS
Cash and due from banks	1,241	3,735
Deposits with banks	597,425	325,025
Marketable securities
Trading	1,625,944	882,726
Held-to-maturity	696,312	1,099,801
Securities purchased under resale agreements	26,400	36,400
Other investments	202,615	109,868
Loans	9,262,684	9,547,987
Less loan commissions, net of origination costs	49,989	46,940
Less allowance for losses	115,730	168,257

Loans, net of allowance for losses	9,096,965	9,332,790

Equity investments	73,531	74,317
Interest and commissions receivable	249,977	231,510
Property and equipment	24,074	23,816
Other assets	744,572	477,199

Total assets	13,339,056	12,597,187

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	1,782,912	1,521,047
Commercial paper	896,901	888,246
Advances and short-term borrowings	301,665	398,931
Bonds	5,138,463	4,637,140
Borrowings and other obligations	798,571	808,487
Accrued interest and commissions payable	152,054	153,938
Accrued expenses and other liabilities	57,290	62,089

Total liabilities	9,127,856	8,469,878

Subscribed and paid-in capital (authorized capital US$5,000 million)	2,106,385	2,014,750
Additional paid-in capital	169,053	234,355
Reserves	1,785,754	1,477,405
Retained earnings	150,008	400,799

Total stockholders’ equity	4,211,200	4,127,309

Total liabilities and stockholders’ equity	13,339,056	12,597,187

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Unaudited Interim Financial Information for
the Three-Month Periods Ended March 31, 2008 and 2007
Statements of Income
(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2008	2007
Interest income
Loans	162,237	168,863
Investments and deposits with banks	25,405	24,238
Loan commissions	12,556	9,390

Total interest income	200,198	202,491

Interest expense
Deposits	17,393	5,768
Commercial paper	9,897	11,069
Advances and short-term borrowings	5,059	4,976
Bonds	53,125	64,917
Borrowings and other obligations	9,444	8,481
Commissions	1,442	1,110

Total interest expense	96,360	96,321

Net interest income	103,838	106,170
Provision (credit) for loan losses	-54,373	13,000

Net interest income, after provision (credit) for loan losses	158,211	93,170
Non-interest income
Other commissions	1,168	980
Dividends and equity in earnings of investees	660	294
Ineffectiveness arising from fair value hedges	383	0
Other income	428	605

Total non-interest income	2,639	1,879

Non-interest expenses
Administrative expenses	10,782	11,288
Ineffectiveness arising from fair value hedges	0	9,572
Other expenses	60	77

Total non-interest expenses	10,842	20,937

Net income	150,008	74,112

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Unaudited Interim Financial Information for
the Three-Month Periods Ended March 31, 2008 and 2007
Statements of Cash Flows
(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2008	2007
Cash flows from operating activities
Net income	150,008	74,112
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Net gain of trading securities	61	-59
Amortization of loan commissions, net of origination costs	-3,375	-5,875
Provision (credit) for loan losses	-54,373	13,000
Depreciation of property and equipment	718	901
Amortization of deferred charges	434	739
Provision for employees’ severance indemnities and benefits	1,413	1,251
Provisions for employees’ savings plan	354	370
Net changes in operating assets and liabilities
Severance indemnities paid or advanced	-722	-516
Employees’ savings plan paid or advanced	10	-220
Trading securities, net	-743,279	148,126
Interest and commissions receivable	-18,467	-35,003
Other assets	1,938	-790
Accrued interest and commissions payable	-1,884	9,023
Accrued expenses and other liabilities	1,308	-7,442

Total adjustments and net changes in operating assets and liabilities	-815,864	123,505

Net cash provided by (used in) operating activities	-665,856	197,617

Cash flows from investing activities
Purchases of held-to-maturity securities	-3,562,906	-368,582
Maturities of held-to-maturity securities	3,966,395	398,858
Securities purchased under resale agreements	10,000	-35,000
Purchases of other investments	-221,867	-127,803
Maturities of other investments	129,120	111,001
Loan origination and principal collections, net	294,630	-470,646
Equity investments	786	1,769
Purchases of property and equipment	-976	-241

Net cash provided by investing activities	615,182	-490,644

Carried forward	-50,674	-293,027

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Unaudited Interim Financial Information for
the Three-Month Periods Ended March 31, 2008 and 2007
Statements of Cash Flows, Continued
(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2008	2007
Brought forward	-50,674	-293,027

Cash flows from financing activities
Net increase (decrease) in deposits	261,865	-27,211
Net increase (decrease) in commercial paper	-2,133	143,215
Net increase in advances and short-term borrowings	150,643	406,057
Repayment of advances and short-term borrowings	-259,309	-183,035
Proceeds from issuance of bonds	250,000	359,302
Repayment of bonds	-4,633	-322,817
Proceeds from borrowings and other obligations	0	90,000
Repayment of borrowings and other obligations	-9,736	-33,602
Allocations to stockholders’ funds	-92,450	-88,000
Proceeds from issuance of shares	26,333	0

Net cash provided by (used in) financing activities	320,580	343,909

Net decrease in cash and cash equivalents	269,906	50,882
Cash and cash equivalents at beginning of period	328,760	362,439

Cash and cash equivalents at end of period	598,666	413,321

Consisting of:
Cash and due from banks	1,241	2,621
Deposits with banks	597,425	410,700

	598,666	413,321

Supplemental disclosure
Interest paid during the period	93,127	79,378

Non-cash financing activities
Change in other assets due to fair value hedging relationships	270,128	29,514
Change in other liabilities due to fair value hedging relationships	-7,162	-11,977

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Unaudited Interim Financial Information
March 31, 2008 and 2007
(1) Basis of Presentation
     The interim financial information as of March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007 is unaudited and has been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, such interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The results of operations for the three-month period ended March 31, 2008 are not necessarily an indication of the results to be expected for the full year 2008.
     This interim financial information should be read in conjunction with the Corporation’s financial statements as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 and the notes thereto presented in the prospectus.
(2) Allowance for Loan Losses
     For the three-month period ended March 31, 2008, CAF had a credit for loan losses of $54.4 million, compared to a provision for loan losses of $13.0 million for the same period in 2007. The allowance for loan losses as a percentage of the loan portfolio was 1.3% for the first three months of 2008, compared to 2.4% for the same period in 2007.
     The allowance for loan losses is maintained at a level the Corporation believes is adequate but not excessive to absorb probable losses inherent in the loan portfolio as of the date of the financial statements. The general allowance for loan losses is established by the Corporation based on the individual risk rating for the long term foreign currency debt of the borrower countries which is assigned by the international risk rating agencies as of the date of the financial statements preparation. This country risk rating considers a default probability. In the case of sovereign loan portfolio a factor of preferred creditor status is also considered.
     A specific allowance is established by the Corporation for those loans that are considered impaired. A loan is considered as impaired when based on currently available information and events, there exists the probability that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan by loan basis based on the present value of expected future cash flows, discounted at the loan’s effective interest rate.
     Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.
(3) Commitments and Contingencies
     Commitments and contingencies include the following:

	March 31,
	2008	2007
Credit agreements subscribed	2,602,927	2,262,820
Lines of credit for foreign trade	2,537,392	1,543,305
Letters of credit for foreign trade	20,215	17,190
Guarantees	154,655	551,175

     These commitments and contingencies result from the normal course of the Corporation’s business and are related principally to loans and loan equivalents that have been approved or committed for disbursement.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Unaudited Interim Financial Information
March 31, 2008 and 2007
     In the ordinary course of business the Corporation has entered into commitments to extend credit. Such financial instruments are recorded as commitments upon signing the corresponding contract and are reported in the financial statements when disbursements are made.
     The contracts to extend credit have fixed expiration dates and in some cases expire without making disbursements. Also based on experience, part of the disbursements are made up to two years after the signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.
     In the event the credit lines are not utilized, no additional cost is incurred by the Corporation.
     Guarantees primarily consist of partial credit guarantees given to the Republics of Bolivia and Peru for the payment of principal and interest up to the following amounts (in thousands of U.S. dollars):

	March 31,
	2008	2007
2007	0	280,248
2009	0	109,540
2018	126,655	133,387
2025	28,000	28,000

	154,655	551,175

CORPORACIÓN ANDINA DE FOMENTO (CAF)
SUPPLEMENTARY INFORMATION
BONDS

					Principal Amount
		Date of			Outstanding at
	Interest	Agreement of	Year of Final		March 31, 2008
Title	Rate	Issue	Maturity	Currency	(in millions)
7.79% Yankee Bonds	Fixed	1997	2017	US	50.0
7 3/8% Yankee Global Bonds	Fixed	2001	2011	US	300.0
6 7/8% Yankee Bonds	Fixed	2002	2012	US	350.0
6 3/8% Euro Bonds	Fixed	2002	2009	EUR (1)	250.9
7 5/8% Euro GBP Bonds	Fixed	2002	2010	GBP (2)	40.7
7 7/8% Yankee Bonds	Fixed	2002	2022	US	85.0
6 7/8% Yankee Bonds	Fixed	2003	2012	US	200.0
6 3/8% Euro Bonds	Fixed	2003	2009	EUR	100.0
5 1/5% Yankee Bonds	Fixed	2003	2013	US	500.0
Extendible Notes	Floating	2004	2008	US	100.0
5.8175% Euro Bonds	Fixed	2004	2014	US	29.0
Colombian Peso Bonds	Floating	2004	2010	COP (3)	272,220.0
0.58% Samurai Bonds	Fixed	2005	2008	JPY (4)	15,000.0
Euro Dollar Bonds	Floating	2005	2009	USD	150.0
1.31% Samurai Bonds	Fixed	2005	2012	JPY	5,000.0
5 1/8% Yankee Bonds	Fixed	2005	2015	USD	250.0
7.53125% Peruvian Soles Bonds	Fixed	2006	2018	PEN (5)	248.4
Venezuelan Bolivares Bonds	Floating	2006	2011	VEB (6)	215,000.0
5.75% Yankee Bonds	Fixed	2006	2017	USD	250.0
Euro Dollar Bonds	Floating	2006	2011	EUR	300.0
5.75% Yankee Bonds	Fixed	2007	2017	USD	250.0
Venezuelan Bolivares Bonds	Floating	2007	2012	VEB	107,500.0
Venezuelan Bolivares Bonds	Floating	2007	2012	VEB	127,500.0
1.67% Samurai Bonds	Fixed	2007	2010	JPY	20,000.0
2.32% Samurai Bonds	Fixed	2007	2014	JPY	10,000.0
1.47% Samurai Bonds	Fixed	2007	2010	JPY	5,000.0
Mexican Pesos Bonds	Floating	2007	2012	MXN (7)	750.0
5.75% Yankee Bonds	Fixed	2008	2017	USD	250.0

(1)	Euro.

(2)	Sterling Pounds.

(3)	Colombian Pesos.

(4)	Yen.

(5)	Peruvian Soles.

(6)	Venezuelan Bolivares.

(7)	Mexican Pesos.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
SUPPLEMENTARY INFORMATION
LOANS FROM COMMERCIAL BANKS, ADVANCES, DEPOSITS,
COMMERCIAL PAPER AND REPURCHASE AGREEMENTS

					Principal Amount
		Date of	Year of		Outstanding at
	Interest	Agreement of	Final		March 31, 2008
Title	Rate	Issue	Maturity	Currency	(in US$ millions)
Medium and Long-term Loans	Various	Various	Various	Various	798.6
Advances and Short-term Loans	Floating	Various	Various	US	301.7
Deposits	Floating	Various	Various	US	1,782.9
Commercial Paper	Floating	Various	Various	Various	896.9
LOANS FROM MULTILATERALS AND BILATERALS, EXIMS AND EXPORT CREDIT AGENCIES

					Principal Amount
					Outstanding at
		Date of Agreement of	Year of Final		March 31, 2008
Title	Interest Rate	Issue	Maturity	Currency	(in millions)
IADB	Variable	Various	Various	US	46.3
ACDI (Canada)	0%	3/29/1974	9/30/2023	CAN (1)	2.0
KfW (Germany)	Variable	3/22/2003	12/28/2012	US	71.4
AID (U.S.A.)	3%	10/10/1972	11/27/2014	US	3.1
Nordic Investment Bank	Variable	Various	7/17/2021	US	38.0
European Investment Bank	Various	10/16/1997	12/15/2013	US	18.6
China Development Bank — CDB	Variable	11/20/2007	11/29/2019	US	150.0
Instituto de Crédito Oficial — ICO	Variable	5/31/2004	9/15/2014	US	14.0

(1)	Canadian dollars.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
SUPPLEMENTARY INFORMATION
GUARANTEED DEBT

			Principal Amount
	Date of	Year of Final	Outstanding at
Borrower	Issue	Maturity	March 31, 2008
			(in U.S. $ millions)
Republic of Bolivia	10/3/2001	4/3/2018	44.9
Republic of Bolivia	5/22/2004	5/22/2018	81.8
Republic of Peru	4/17/2006	2/13/2025	28.0

$1,000,000,000
Corporación Andina de Fomento
       , 2008

PART II
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The following is an estimate of the Registrant’s expenses in connection with the issuance of the Securities that are the subject of this registration statement:

Securities and Exchange Commission Registration Fee	$9,825
Fiscal and Paying Agent Fees	$10,000
Fees of rating agencies	$400,000
Legal fees	$150,000
Printing of registration statement, prospectus and other documents	$75,000
Blue Sky expenses (including counsel fees)	$15,000
Other	$25,000
Total	$684,825

UNDERTAKINGS
          The Registrant hereby undertakes:
          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;
          provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.
     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (d) That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser:

          If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     (e) That, for purposes of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
     (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

CONTENTS
The registration statement comprises:
(1)	The facing sheet.

(2)	The prospectus.

(3)	Part II consisting of pages II-1 to II-6.

(4)	The following exhibits:
1.1	Form of Underwriting Agreement for Debt Securities (incorporated by reference to our registration statement No. 333-11970)

1.2	Form of Underwriting Agreement Pertaining to Guarantees(1)

4.1	Form of Fiscal Agency Agreement, including form of certain Debt Securities (incorporated by reference to our registration statement No. 333-11970)

4.2	Form of Guarantee Agreement, including the form of Guarantee(1)

5.1	Opinion and consent of Ricardo Sigwald, General Legal Counsel to CAF

8.1	Opinion and consent of Sullivan & Cromwell LLP

23.1	Consent of KPMG

23.2	Consent of CAF’s General Legal Counsel (included in Exhibit 5.1)

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)

99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit (v) to our registration statement No. 333-88404)

99.2	List of names and addresses of the underwriters for Guarantees(1)

(1)	To be filed by post-effective amendment.

SIGNATURE OF REGISTRANT
     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Corporación Andina de Fomento, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Caracas, Venezuela, on the 27th day of June 2008.

CORPORACIÓN ANDINA DE FOMENTO
By:	/s/ Hugo Sarmiento Kohlenberger
	Name:	Hugo Sarmiento Kohlenberger
	Title:	Acting Executive President

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES
     Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of the Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Newark, Delaware, on the 27th day of June 2008.

PUGLISI & ASSOCIATES
By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

EXHIBITS

Sequentially
Exhibit		Numbered
Number	Exhibits	Page

1.1	Form of Underwriting Agreement for Debt Securities (incorporated by reference to our registration statement No. 333-11970)

1.2	Form of Underwriting Agreement pertaining to Guarantees	*

4.1	Form of Fiscal Agency Agreement, including form of certain Debt Securities (incorporated by reference to our registration statement No. 333-11970)

4.2	Form of Guarantee Agreement, including the form of Guarantee	*

5.1	Opinion and consent of Ricardo Sigwald, General Legal Counsel to CAF

8.1	Opinion and consent of Sullivan & Cromwell LLP

23.1	Consent of KPMG

23.2	Consent of CAF’s General Legal Counsel	**

23.3	Consent of Sullivan & Cromwell LLP	***

99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit (v) to our registration statement No. 333-88404)

99.2	List of names and addresses of the underwriters for Guarantees	*

*	To be filed by post-effective amendment.

**	Included in Exhibit 5.1

***	Included in Exhibit 8.1

II-6